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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR.	MR. PAUL ROBILLARD
Sullivan & Cromwell LLP	Corporate Treasurer
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

The information set forth below is to be furnished:

1.
In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)
The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

    Not applicable.

  (b)
  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

    Not applicable.

  (c)
  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

    Not applicable.

2.
A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

    Reference is made to pages 44, 58 and 59 of Exhibit (d) hereto.

  (b)
  External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

    Reference is made to pages 44 and 59 to 61 of Exhibit (d) hereto.

3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

    Reference is made to pages 58 to 61 of Exhibit (d) hereto.

4.
(a)    As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

  (1)
  Total amount held by or for the account of the registrant.

      None.

    (2)
    Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

      Not practicable to do so.

    (3)
    Total amount otherwise outstanding.

      Not applicable.*

*
No securities of the registrant are registered under the U.S. Exchange Act of 1934, as amended.

  (b)
  If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

    Not applicable.

5.
A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)
Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

    $44 million. The item "floating indebtedness" refers to indebtedness with an original maturity of less than one year.

  (b)
  External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

    None. The item "floating indebtedness" refers to indebtedness with an original maturity of less than one year.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

    Reference is made to pages 29 to 57 of Exhibit (d) hereto.

7.
(a)    If any foreign exchange control, not previously reported, has been established by the registrant
        (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

    None.

  (b)
  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

    Not applicable.

This annual report comprises:

  (a)
  The cover page and pages numbered ii to iv consecutively.

  (b)
  The following exhibits:

  (a)
  None

  (b)
  None

  (c)
  None

  (d)
  Description of Hydro-Québec, dated as of May 20, 2005, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2004.

  (e)
  Consent of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Canada, on the 20th day of May, 2005.

HYDRO-QUÉBEC
By:	/s/ PAUL ROBILLARD Paul Robillard Corporate Treasurer

EXHIBIT INDEX

Exhibits	Description
(d)	Description of Hydro-Québec, dated as of May 20, 2005, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2004.
(e)	Consent of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP.

EXHIBIT (d)

      This description of Hydro-Québec is dated as of May 20, 2005 and appears as Exhibit (d) to Hydro-Québec's annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2004.

This document may be delivered to you at any time but you should assume that the information is accurate only as of May 20, 2005. Hydro-Québec's business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for major foreign currencies in which the debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2000	2001	2002	2003	2004	2005(1)
United States Dollar	$1.4852	$1.5484	$1.5704	$1.4015	$1.3015	$1.2270
Euro	1.3704	1.3868	1.4832	1.5826	1.6169	1.6077
Swiss Franc	0.8793	0.9184	1.0112	1.0418	1.0473	1.0378
Pound Sterling	2.2499	2.2298	2.3582	2.2883	2.3842	2.3192
100 Japanese Yen	1.3780	1.2755	1.2554	1.2088	1.2035	1.1741

(1)
Monthly average through the end of March 2005.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SUMMARY

        The information below is qualified in its entirety by the detailed information contained elsewhere in this document.

	Years ended December 31
	2000	2001	2002	2003	2004
	(dollar amounts in millions)
Statistical Information — Electricity
Electricity sales (in TWh)
Québec	152.8	152.2	158.6	167.1	165.9
Canada (Outside Québec) / United States	36.9	42.4	54.2	15.8	14.4
Other countries.	0.4	0.4	0.5	0.5	0.5

	190.1	195.0	213.3	183.4	180.8

Revenue from electricity sales
Québec	$7,794	$7,803	$8,112	$8,578	$8,922
Canada (Outside Québec) / United States	2,349	3,082	3,466	1,345	1,084
Other countries.	31	38	41	37	35

	$10,174	$10,923	$11,619	$9,960	$10,041

Rate increase (Québec)	nil	nil	nil	nil	4.45%
Customer accounts at end of year (in thousands)	3,529	3,557	3,597	3,644	3,701
Installed capacity at end of period (in MW)(1)	32,655	32,654	32,661	33,616	33,892
Peak power requirements in Québec for winter beginning in December (in MW)	30,412	30,080	34,989	36,268	34,956
Consolidated financial information
Total revenue	$10,575	$11,497	$12,153	$10,509	$10,698
Interest expenses (including capitalized interest)	$3,194	$3,053	$2,894	$2,746	$2,562
Net income(2)(3)	$869	$591	$1,585	$1,938	$2,435
Earnings before interest, depreciation, amortization, decommissioning and non-controlling interest(2)	$5,604	$5,112	$6,074	$6,139	$6,694
Capital expenditures	$3,421	$1,758	$2,396	$3,010	$2,289
Interest coverage(4)	1.36	1.42	1.56	1.65	1.72
Total assets(2)	$58,915	$58,696	$59,130	$57,731	$58,036
Long-term and perpetual debt(2)(5)	$35,565	$37,906	$37,327	$34,791	$32,912
Shareholder's equity(2)(6)	$13,451	$13,473	$14,208	$15,128	$16,220
Capitalization ratio(2)(7)(8)	25.0%	24.9%	26.2%	29.9%	32.8%
Permanent employees at end of year (in thousands)(9)	17.3	17.7	18.0	18.3	18.8

(1)
Of total installed and minimum firm available capacity at December 31, 2004, 93% was hydroelectric and 7% was thermal. In addition, we have access to most of the generation of the Churchill Falls power plant and to all the output from the 141 windmills at four wind farms.

(2)
In 2002, financial statements for 2000 and 2001 were restated as a result of the retroactive application of a new Canadian accounting standard on foreign currency translation which eliminates the deferral and amortization of foreign exchange gains and losses related to unhedged foreign-denominated monetary items and requires that such gains or losses be recognized in the year's income. In 2004, financial statements for the years 2000 to 2003 were restated as a result of the retroactive application of a new Canadian accounting standard on asset retirement obligations which requires the recognition and measurement of liabilities for legal obligations associated with the retirement of an asset.

(3)
Net income originally reported for the years 2000 to 2003 was $1,078 million, $1,108 million, $1,526 million and $1,931 million, respectively.

(4)
Sum of operating income and net investment income divided by gross interest expense.

(5)
The perpetual debt is translated at the closing foreign exchange rate in effect at the balance sheet date, whereas prior to the 2002 change in accounting standard it was translated at the rate in effect on the date of issue.

(6)
Shareholder's equity originally reported for the years 2000 to 2003 was $14,280 million, $14,834 million, $14,215 million and $15,127 million, respectively.

(7)
Shareholder's equity divided by the sum of shareholder's equity, long-term debt, perpetual debt, short-term borrowings and current portion of long-term debt, less swaps and sinking funds.

(8)
The capitalization ratio originally reported for the years 2000 to 2003 was 26.2%, 26.8%, 26.2% and 29.9%, respectively.

(9)
Excludes employees of subsidiaries and joint ventures.

Units of measurement:

GW:	gigawatt, or 1 million kilowatts	GWh:	gigawatthour, or 1 million kilowatthours
MW:	megawatt, or 1 million watts	TWh:	terawatthour, or 1 billion kilowatthours
kWh:	kilowatthour, or 1 thousand watthours	kV:	kilovolt, or 1 thousand volts

MAP OF MAJOR INSTALLATIONS AT DECEMBER 31, 2004

HUDSON BAY
QUÉBEC
JAMES BAY
Generating station rated 300 MW or more
Generating station rated 300 MW or more under construction
735-kV substation
735-kV line
450-kV direct-current (DC) line
Interconnection with neighboring system
Neighboring system facilities
Boundary of territory governed by The James Bay and Northern Québec Agreement to Churchill Falls G.S. (interconnection)
Robert-Bourassa
La Grande-2-A
La Grande-2
La Grande-1
La Grande-3
La Grande-4
Laforge-2
Brisay
Laforge-1
Radisson
Chissibi
Tilly
Lemoyne
Eastmain-1
Albanel
Nemiscau
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Arnaud
Chibougamau
Toulnustouc
Micoua
Manic-3
Abitibi
Outardes-4
Outardes-3
Manic-2
Péribonka
Manicouagan
Bersimis-1
Bersimis-2
Outardes-2
ST. LAWRENCE RIVER
Chamouchouane
Bergeronnes
Saguenay
Périgny
Trenche
La Vérendrye
Jacques-Cartier
Laurentides
Lévis
Gentilly-2
Bécancour
Nicolet
Grand-Brûlé
Chénier
Duvernay
Tracy
Carillon
Hertel
Boucherville
Appalaches
Montérégie
Châteauguay
Des Cantons
Beauharnois
NEW BRUNSWICK
PRINCE EDWARD ISLAND
ONTARIO
MAINE
NOVA SCOTIA
LAKE ONTARIO
VERMONT
NEW YORK
ATLANTIC OCEAN
NEW HAMPSHIRE
UNITED STATES
MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
PENNSYLVANIA
NEW JERSEY
NORTH AMERICA
United States
Canada
Québec
United States
Mexico
QUÉBEC
Montréal region

HYDRO-QUÉBEC

GENERAL

We operate one of the two largest systems in Canada for the generation and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the government of Québec (the "Government").

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada H2Z 1A4.

Our operations are allocated among six business segments:

•
Distribution: Hydro-Québec Distribution develops and operates our distribution system and is responsible for sales and service to Québec customers. It also has responsibility for ensuring the security of the supply of electricity to the Québec market.

•
Transmission: Hydro-Québec TransÉnergie develops and operates our transmission system and related telecommunications facilities in Québec and manages our foreign investments in transmission assets.

•
Generation: Hydro-Québec Production operates and develops our generation facilities in Québec and abroad. It guarantees the supply of heritage pool electricity to the Québec market (see "Regulatory Framework — Energy Board Act") and it participates in the Québec wholesale market by responding to calls for tenders from Hydro-Québec Distribution. It sells electricity on wholesale markets outside Québec and engages in energy trading activities.

•
Oil and Gas: Hydro-Québec Pétrole et Gaz carries out activities related to the exploration of oil and gas in Eastern Québec.

•
Construction: Hydro-Québec Équipement and our wholly-owned subsidiary, Société d'énergie de la Baie James ("SEBJ"), provide engineering services and carry out construction projects in Québec and in other parts of the world.

•
Corporate and Other Activities: includes corporate activities related to financial services, human resources, strategic planning and corporate affairs, procurement and computer services. It also includes the activities of Hydro-Québec Technologie et développement industriel, such as research, development of our technologies and venture capital.

DISTRIBUTION

The primary responsibility of Hydro-Québec Distribution is to supply Québec customers with the electricity they need. To fulfill this responsibility, the division purchases 165 TWh/year of heritage pool electricity from Hydro-Québec Production, at a regulated average fixed price of 2.79 cents per kWh. Beyond this volume, we must supply our Québec customers by issuing calls for tenders from suppliers in the market (see "Regulatory Framework — Energy Board Act"). Hydro-Québec Distribution oversees the activities of Hydro-Québec ValTech inc. ("Hydro-Québec ValTech"), a subsidiary set up to market technology related to the mission of Hydro-Québec Distribution.

Facilities

Our distribution system is made up of 66,800 miles of medium voltage lines (almost exclusively 25 kV), as well as 37,400 miles of low voltage lines. Approximately 9% of all such lines are underground.

Québec Market

We sell to a wide range of customers, from industrial users, which accounted for 42.0% of sales volume in 2004, to residential customers and farms, which represented 35.0% of sales volume in the same period. Revenues are also derived from sales to commercial and institutional customers as well as municipalities.

Through marketing efforts, we have developed some flexibility in the management of our system. We currently have 1,500 MW of interruptible power and 780 MW of concurrent peak-saving capacity in our residential dual-energy market. Our rate structure offers large power customers options designed to meet their requirements, such as real-time pricing (based on what it costs on an hourly basis to generate, transmit and distribute electricity), guaranteed rates and U.S. dollar payment. These options enable us to improve demand management and increase sales revenue.

We have seven risk and profit-sharing agreements with some industrial customers for whom electricity costs represent a substantial proportion of total production costs. These agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum produced by those customers. We manage the exposure to fluctuations in aluminum resulting from these contracts by entering into financial transactions such as futures or swaps (see Note 18 to the Consolidated Financial Statements). In 2004, deliveries under these agreements accounted for approximately 27% of the total energy deliveries to industrial users.

Further to calls for tenders issued in 2002 and 2004, Hydro-Québec Distribution signed contracts with Hydro-Québec Production for the supply of 600 MW beginning in March 2007 and with five independent producers for the supply of more than 1,500 MW from July 2006 through December 2007. In 2004, Hydro-Québec Distribution issued three calls for tenders to meet the 2005 domestic demand. Further to these calls for tenders, 41 contracts were signed for the supply in aggregate of up to 600 MW. We expect that more calls for tenders will be made in the coming years in order to meet the growing demand in Québec (see "Regulatory Framework — Energy Board Act").

Rates

Under the applicable provisions of the Energy Board Act, rates are fixed or modified by the Energy Board (see "Regulatory Framework — Energy Board Act"). After a rate freeze in effect since May 1, 1998, the Energy Board approved a 3% rate increase effective January 1, 2004 and an additional increase of 1.41% effective April 1, 2004. In February 2005, the Energy Board approved a rate increase of 1.2% effective April 1, 2005. In our Strategic Plan 2004-2008, we have stated that we will apply for future rate increases that would allow Hydro-Québec Distribution to achieve and maintain the authorized rate of return.

The following table shows rate increases applicable for each calendar year as well as annual inflation rates:

	2000	2001	2002	2003	2004		2005
Rate increase	nil	nil	nil	nil	4.45%	(1)	1.2%
Inflation Rate(2)	2.7%	2.5%	2.2%	2.8%	1.9%		1.5%	(3)

(1)
For 2004: 3% effective January 1 and 1.41% effective April 1.

(2)
Canadian Consumer Price Index.

(3)
Estimate.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue in Québec by class of customers for the years 2000 through 2004.

ELECTRICITY SALES AND REVENUE IN QUÉBEC

	2000	2001	2002	2003	2004
	(TWh)
ELECTRICITY SALES
Residential and farm	51.7	50.8	53.2	57.2	58.0
General and institutional	30.5	30.4	31.7	32.3	33.2
Industrial	66.0	66.3	68.6	72.6	69.7
Other	4.6	4.7	5.1	5.0	5.0

TOTAL ELECTRICITY SALES	152.8	152.2	158.6	167.1	165.9

	(millions of dollars)
REVENUE FROM ELECTRICITY SALES
Residential and farm	$3,167	$3,131	$3,246	$3,504	$3,690
General and institutional	2,002	1,973	2,058	2,096	2,234
Industrial	2,405	2,482	2,577	2,742	2,751
Other	220	217	231	236	247

TOTAL REVENUE FROM ELECTRICITY SALES	$7,794	$7,803	$8,112	$8,578	$8,922

NUMBER OF CUSTOMER ACCOUNTS
Residential and farm	3,228,610	3,257,361	3,295,544	3,343,271	3,399,776
General and institutional	281,107	280,796	281,696	281,997	282,748
Industrial	13,081	13,215	13,509	13,383	13,117
Other	5,941	5,919	5,793	5,812	5,634

TRANSMISSION

In Québec, Hydro-Québec TransÉnergie provides transmission services to its customers, its largest being Hydro-Québec Distribution, our distribution division. At the end of 2004, 27 customers, including Hydro-Québec Production, were accredited to transmit power over our transmission system. The transmission division is also responsible for the management of our foreign investments in transmission assets.

The following subsidiaries, affiliates and interests are also part of this segment:

•
TransÉnergie HQ Inc. (wholly-owned; participation in transmission companies and transmission project development and management)

•
TransÉnergie Services Inc. (wholly-owned; consulting in non-regulated transmission system planning and operation in North America)

•
TransÉnergie Technologies Inc. (wholly-owned; marketing of the Hydro-Québec TransÉnergie value-added technological products and solutions in Québec and worldwide)

•
TransÉnergie U.S., Ltd (wholly-owned; acquisition, development and management of strategic assets in electric power transmission in the U.S.)

•
Cross Sound Cable Company LLC ("Cross Sound") (75% interest; underwater transmission line between Connecticut and Long Island, New York)

•
Cedars Rapids Transmission Company, Limited (wholly-owned; interconnection between our Les Cèdres plant and the networks of Cornwall Electric, in Ontario, and Niagara Mohawk, in the U.S.)

•
HQI Transelec Chile S.A. ("Transelec") (100% of Series A common shares. In 2003, International Finance Corporation, a member of the World Bank, invested US$60 million in the form of Series B preferred shares which are convertible into Series A common shares; the largest electricity transmission provider in Chile)

•
Consorcio TransMantaro S.A. ("Consorcio TransMantaro") (56.66% interest; transmission line in Peru)

•
Murraylink Transmission General Partnership ("Murraylink") (50.5% interest; underground transmission line in Australia)

•
Directlink (33.33% interest in unincorporated joint venture; underground merchant transmission line in Australia)

Transmission System in Québec

In Québec, our generation stations are located at substantial distances from consumer centers. As a result, our power transmission system is one of the most extensive and comprehensive in North America, comprising more than 20,000 miles of lines.

This system includes the following facilities.

Voltage	Substations	Lines (miles)(1)
735 kV and 765 kV	38	7,099
450 kV DC	2	757
315 kV	61	3,116
230 kV	50	1,850
161 kV	40	1,165
120 kV	215	4,098
69 kV or less	100	2,106

TOTAL	506	20,191

(1)
Miles covered by the transmission system. Many facilities carry two lines on the same infrastructure.

In May 1997, we opened access to our transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors and producers located outside Québec to buy or sell electricity and to wheel in, wheel out or wheel through Hydro-Québec TransÉnergie's transmission lines at specified rates. The capacity available on the system is posted on the OASIS (Open Access Same-Time Information System) website. So far, due to our cost advantage, relatively little electricity has been wheeled through our transmission system.

Hydro-Québec TransÉnergie's System Control Center in Montréal and regional telecontrol centers are designed to optimize energy resources, supervise power flow and monitor system security. The transmission system is linked with other major power systems in Canada and the Northeastern United States.

The following table shows existing interconnections with neighboring systems outside Québec, excluding the lines to Churchill Falls.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

	Maximum Carrying Capacity (MW)		Hydro-Québec's Current Reception Capacity (MW)	Voltage (kV)
CANADA
Ontario	1,295	(1)	670	120 and 230
New Brunswick	1,200		785	230, 315 and 345
UNITED STATES
New York	2,125	(1)	1,000	120 and 765
New England	2,305		1,870	120 and 450

(1)
Ontario and New York State are partially served by the same installations, limiting the simultaneous export capacity to these two systems to 2,700 MW.

International

In September 2004, Transelec inaugurated a new 500 kV transmission system. This US$129 million project is the largest in 20 years in the Chilean power transmission sector.

Cross Sound has completed corrective work at the beginning of 2005 and started operating the Cross Sound Cable underwater line between Connecticut and Long Island.

GENERATION

Hydro-Québec Production supplies electricity to the Québec market and is an active player in energy markets in the northeastern part of North America. We sell surplus electricity generated in Québec, purchase electricity for resale and perform energy trading operations. We participate in international markets through foreign investments in the Northeastern United States and Latin America.

The following subsidiaries, affiliates and interests are also part of this segment:

•
Bucksport Energy LLC (69.44% interest; cogeneration plant in Maine)

•
Churchill Falls (Labrador) Corporation Limited ("CF(L)Co") (34.2% interest; generation activities)

•
Empresa de Generación Eléctrica Fortuna S.A. (16.3% interest; hydroelectric plant in Panama)

•
Gestion Production HQ inc. (wholly-owned; investment in local generation businesses and consulting)

•
Hidroeléctrica Río Lajas S.A. (50% interest; hydroelectric plant in Costa Rica)

•
H.Q. Energy Marketing Inc. ("HQEM") (wholly-owned; energy trading activities and investment in energy trading companies in other Canadian provinces and the U.S.)

•
H.Q. Energy Services (U.S.) Inc. ("HQUS") (wholly-owned; power marketer in the U.S.)

Generation Operations

Facilities

In Québec, our electric generation system comprises 83 power stations currently in service, of which 53 are hydroelectric, 29 are thermal and one is a wind farm, with a total installed capacity of 33,892 MW as of December 31, 2004.

The following table lists the generation facilities in service as of such date.

GENERATION FACILITIES IN SERVICE IN QUÉBEC(1)

Hydroelectric
Name of Facility	Years Commissioned(2)	Capacity (MW)
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,418
La Grande-2A	1991-1992	2,106
Beauharnois	1932 and 1961	1,658
Manic-5	1970-1971	1,528
La Grande-1	1994-1995	1,436
Manic-3	1975-1976	1,244
Bersimis-1	1956-1959	1,125
Manic-5-PA	1989-1990	1,064
Manic-2	1965-1967	1,024
Others (less than 1,000 MW — 42 facilities)(3)	1910-2004	9,624

Total		31,622

Thermal
Name of Facility	Years Commissioned(2)	Capacity (MW)
Gentilly-2 (nuclear)(4)	1983	675
Tracy (oil)	1964-1968	600
Bécancour, La Citière and Cadillac (gas-turbine)	1976-1993	870
Others (diesel — 24 plants)(3)	1946-2001	123

Total		2,268

Wind Farm
Name of Facility	Year Commissioned(2)	Capacity (MW)
Saint-Ulric	2001	2

(1)
Installed capacity shown for the generation stations reflects the capacity of alternators at 41°F, in winter conditions.

(2)
Indicates years when facilities began commercial operation.

(3)
Some facilities are owned by Hydro-Québec Distribution.

(4)
The Gentilly-2 plant has a Canada-Deuterium-Uranium heavy water moderated reactor, using heavy water as a moderator and coolant, and uranium dioxide as fuel.

Power Purchases

We purchase power and energy from the Churchill Falls generation station in Labrador through agreements with CF(L)Co and Newfoundland and Labrador Hydro ("N&LH"). Pursuant to the terms of the power contract with CF(L)Co, we have agreed to purchase substantially all the energy from the Churchill Falls generation station, which has a rated capacity of 5,428 MW. Under the initial power contract, we have agreed to purchase annually, through the year 2041, 4,083 MW of power. In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In February 2001, we agreed to purchase approximately 1.5 TWh annually from N&LH until March 2004. In 2004, this contract was renewed for the purchase of approximately 1.4 TWh annually for a five-year period. In 2004, the purchases under the CF(L)Co and N&LH agreements amounted to 29.7 TWh at a cost of $146 million as compared to 30.0 TWh at a cost of $137 million in 2003.

We have a capacity agreement with New Brunswick Power Generation Corporation (formerly known as New Brunswick Power Corporation) for the purchase of 200 MW until October 31, 2011. We also have an agreement with Alcan for the purchase of 365 MW of peak power and 375 MW of additional peak power until June 30, 2023.

In addition, we purchase power under 82 long-term contracts with independent producers located in Québec. During 2004, 4.0 TWh were purchased under these contracts, at a total cost of $239 million. We expect to purchase approximately 5.0 TWh annually over the initial term of these contracts which extend through 2033; the majority of these contracts include renewal clauses.

We also purchase power in connection with our trading operations (see "Wholesale and Trading Operations").

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see "Wholesale and Trading Operations"). The following table summarizes our peak power requirements in Québec and installed capacity as at December 31 for the years 2000 through 2004.

	Peak Power Requirements(1)	Installed Capacity(2)(3)	Total Average Load(4)
	(MW)
2000	30,412	32,655	22,525
2001	30,080	32,654	21,307
2002	34,989	32,661	22,022
2003	36,268	33,616	22,237
2004	34,956	33,892	21,975

(1)
Total power requirements at the annual domestic demand peak for the winter beginning in the preceding December, including interruptible power. The 2004-2005 winter peak occurred at 6:00 p.m. on December 20, 2004.

(2)
In addition to the output of our own generation stations, we have access to most of the generation of the Churchill Falls power plant (4,765 MW) and to all the output from 141 windmills at four wind farms with a total installed capacity of 111 MW.

(3)
Installed capacity shown for the generation stations reflects the capacity of alternators at 41°F, in winter conditions.

(4)
Annual energy requirements, including sales outside Québec, divided by the number of hours in the year.

Investments outside Québec

In addition to our facilities in Québec, we have invested in generation projects in the U.S. and Latin America.

We hold an indirect minority interest in Empresa de Generación Eléctrica Fortuna, S.A., which owns and operates a 300 MW hydroelectric plant, the largest generator in Panama. The company's largest shareholder is the Government of the Republic of Panama.

We also own an indirect interest in Hidroeléctrica Rio Lajas S.A., which owns and operates an 11 MW hydroelectric plant with a 34.5 kV transmission line of 5.1 miles, at a distance of 49.7 miles from San José, the capital of Costa Rica.

Further, we hold an indirect interest in Bucksport Energy LLC, a thermal energy plant located in Maine. The plant, which started its commercial operations in January 2001, produces approximately 1.3 TWh of electricity per year. HQUS supplies the plant with natural gas and receives most of the electricity under fifteen-year contracts through 2015.

In July 2004, we sold our 20% interest in Meiya Power Company Limited ("Meiya Power") for US$ 84.6 million which represented a gain of $6.8 million for Hydro-Québec Production.

Wholesale and Trading Operations

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec Distribution, nine distributors operating municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government's authorization, purchase electricity from suppliers other than Hydro-Québec Distribution, and independent generators in Québec can sell their electricity on the wholesale market using Hydro-Québec TransÉnergie's transmission facilities.

Under the initial call for tenders issued by Hydro-Québec Distribution in 2002, Hydro-Québec Production signed an agreement with Hydro-Québec Distribution for the supply of an additional 600 MW over a 20-year period starting in March 2007.

Markets Outside Québec

Currently, our main markets outside Québec consist of neighboring networks located in Canada and the Northeastern United States.

In 2004, electricity sales outside Québec accounted for 8.2% of our total electricity sales, down from 8.9% in 2003 (see Management's Financial Discussion — Financial Results of the Generation Segment). Additional sale commitments were met using electricity purchases and our surplus Québec generation capacity.

Our wholly-owned U.S. energy-trading subsidiary, HQUS, is a member of New York ISO, RTO NE (New England) and PJM Interconnection (includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). ISO's or Independent Systems Operators and RTO's or Regional Transmission Organizations enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM, our wholly-owned energy-trading subsidiary operating in Canada, trades in the Ontario and New Brunswick wholesale markets.

We have two long-term export contracts for the sale of energy or power. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

	Start of Deliveries	Expiry Date	Power (MW)		Maximum Annual Deliveries (TWh)
Long-term sales — power and energy (not interruptible)
Cornwall Electric — Canada	2000	2019	45		0.2
Vermont Joint Owners ("VJO")	1990	2020	335	(1)	2.2

(1)
By separate agreement with a VJO Member, 25 MW (0.2 TWh) are being repurchased until April 30, 2012.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec by category for the years 2000 through 2004.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	2000	2001	2002	2003	2004
	(TWh)
ELECTRICITY SALES
Canada-United States (long-term sales)	6.4	3.7	2.2	2.1	1.9
Canada-United States (short-term sales)	30.5	38.7	52.0	13.7	12.5
Other countries	0.4	0.4	0.5	0.5	0.5

TOTAL ELECTRICITY SALES	37.3	42.8	54.7	16.3	14.9

	(millions of dollars)
REVENUE FROM ELECTRICITY SALES
Canada-United States (long-term sales)	$346	$288	$233	$207	$179
Canada-United States (short-term sales)	2,003	2,794	3,233	1,138	905
Other countries	31	38	41	37	35

TOTAL REVENUE FROM ELECTRICITY SALES	$2,380	$3,120	$3,507	$1,382	$1,119

OIL AND GAS

Hydro-Québec Pétrole et Gaz manages our activities relating to the development of oil and gas potential in Eastern Québec. In 2004, oil and gas exploration activities were limited to a few sites in the Gaspé Peninsula and the Island of Anticosti.

Also, Hydro-Québec Pétrole et Gaz managed our interest in Noverco Inc. ("Noverco") until its sale on June 30, 2004. Noverco is a holding company involved mainly in the operation of natural gas pipelines and the distribution of natural gas in Québec, Ontario and the Northeastern United States. Noverco held indirectly a 74.7% interest in Gaz Métro Limited Partnership, the main natural gas distributor in Québec. Noverco also held a 9.62% interest in Enbridge Inc., which is primarily involved in the transportation of crude oil and liquids and operates a pipeline from Alberta to Eastern Canada.

Our 50.38% interest in Noverco, along with $285 million in subordinated debt, was sold for $900 million. We determined that our interest in Noverco, which we acquired in 1997 at a cost of $482 million, no longer fit with our strategic objectives. Its sale generated a gain of $265 million.

CONSTRUCTION

Hydro-Québec Équipement offers consulting services in engineering, environment and project management and acts as general contractor for our other divisions, mainly Hydro-Québec Production and Hydro-Québec TransÉnergie. SEBJ develops projects for us in the territory governed by the James Bay and Northern Québec Agreement and fulfills contracts obtained through tenders both inside and outside Québec.

CORPORATE AND OTHER ACTIVITIES

This segment encompasses services such as the procurement of goods and services, the management of our information technologies, finance and other corporate services.

Research and Development

The segment also includes Hydro-Québec Technologie et développement industriel, a division which has been set up to oversee all our activities related to technological innovation:

•
Hydro-Québec CapiTech inc. ("HQ CapiTech") (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services; as at December 31, 2004, it held total investments of $196 million)

•
Hydro-Québec IndusTech inc. (wholly-owned; as at December 31, 2004, it held total investments of $324 million, including a 50% interest in AVESTOR, Limited Partnership, a joint venture with Kerr-McGee Chemical LLC, ("AVESTOR") formed in 2001 to pursue the development of rechargeable lithium-metal-polymer battery technology)

•
IREQ (our energy-technology research and development division)

CORPORATE OUTLOOK

Development Strategy

In October 2003, we presented our five-year Strategic Plan (the "Business Plan") for the 2004-2008 period. The Business Plan sets forth three major goals, namely, to maintain the quality of customer service, to create value for our shareholder and Québec society and to increase our electricity generating capacity in Québec. More specifically, we will concentrate on improving our overall performance in five key areas:

•
quality of customer service so as to maintain a satisfactory price-quality ratio

•
employee motivation and expertise

•
creation of value for our shareholder by continuing to develop our generation facilities and electricity sales in wholesale markets and for Québec society by assisting in sustaining economic development through our operating activities, investments, purchases from independent producers and the operations of our technology subsidiaries

•
sustainable development by increasing our hydroelectric generation capacity to generate safe, clean and renewable energy, by continuing to play a leadership role in energy efficiency and developing technologies that limit greenhouse gas emissions

•
organizational efficiency by separating corporate support activities from those specific to each of our core areas: generation, transmission and distribution. To improve our performance, we will freeze our operating expenses at their budgeted 2003 level until 2006.

The Business Plan requires Hydro-Québec Distribution to ensure adequate supply to meet the energy requirements of our Québec market. Our distributor's main supply is at an average fixed price of 2.79 cents per kWh for 165 TWh (see "Regulatory Framework — Energy Board Act"). Additional power will continue to be obtained through calls for tenders.

Hydro-Québec Distribution has accepted proposals for the purchase of 990 MW of wind-generated electricity and will call for tenders for an additional 1,000 MW. It has also announced a call for tenders for 350 MW with cogeneration producers, with deliveries starting no later than December 2009.

The Business Plan assumes that Québec sales will grow by 11 TWh between 2003 and 2008. Close to 8 TWh of these new sales are expected to be to large-power customers, primarily as a result of growing industrial output, including high-performance electrotechnologies. Sales in 2004 have been on target, despite a prolonged strike at the plant of one of our major aluminium smelter customers. A rate increase of 1.2% effective April 1, 2005 was approved by the Energy Board. Overall, our objective is to improve our financial results by applying strict cost control and by increasing productivity. In order to achieve sustainable development, we will implement our Energy Efficiency Plan 2005-2010 with an objective of achieving total energy savings of 3.0 TWh (compared with 750 GWh in the Business Plan).

According to the Business Plan, Hydro-Québec Production, our generation division, is expected to work to sustain growth of electricity sales in Québec and in wholesale markets in Northeastern North America. In 2004, Hydro-Québec Production sold 165.3 TWh to fulfill its obligations in Québec. Net electricity sales to the northeastern markets have been deliberately limited due to the below average runoff in 2003 and beginning of 2004, but have been very profitable due to high selling prices.

We expect to meet growing demand by increasing our annual generation capacity in Québec by 10 TWh, between 2003 and 2008:

•
with the addition of new generating facilities or the refurbishing of some existing facilities;

•
with the operation at full capacity of generating facilities commissioned in 2003; and

•
with the earlier commissioning of facilities currently under construction or awaiting authorization.

The Business Plan restates the three conditions for undertaking new projects: they must be profitable under market conditions, environmentally acceptable and well received by local communities. Between 2004 and 2008, we expect to invest approximately $2.4 billion to refurbish existing facilities and increase productivity. Our generation division is also expected to improve profitability through optimization of its activities in wholesale markets.

Hydro-Québec TransÉnergie, our transmission division, manages its transmission network to maintain the reliability of the system.

As stated in the Business Plan, our objective is to increase annual net income progressively to $2.15 billion, stabilize our return on equity at 11% annually and make total dividend payments of approximately $5 billion. Financial results for 2004 surpassed our objectives related to net income and return on equity. However, total debt is expected to increase by almost $3 billion to finance our major capital investments.

In January 2005, the Government undertook to hold public hearings on the security of energy supply in Québec. A new energy strategy is expected to be announced before the end of 2005.

Capital Investment Program

Our capital investment program includes capital expenditures for fixed and intangible assets and other investments, including energy efficiency programs and investments in, and advances to, affiliates. The following table is a summary of our capital investment program for the years 2000 through 2004. The table also includes estimates for 2005 and the three-year period from 2006 to 2008. The latter estimates are based, among other factors, on expected annual growth in demand for electricity in Québec of 1.5% for the next four years.

CAPITAL INVESTMENT PROGRAM

								Estimated
	2000		2001	2002	2003	2004		2005		2006 through 2008
	(millions of dollars)
Fixed and intangible assets
Distribution	$429		$483	$525	$547	$607		$727		$2,000
Transmission(1)	695		548	687	980	733		1,080		2,810
Generation	603		664	1,033	1,431	1,822		1,825		4,849
Construction	—		1	8	4	12		8		14
Oil and Gas	—		—	1	9	—		—		30
Corporate and Other Activities	42		73	139	81	52		102		241

	1,769		1,769	2,393	3,052	3,226		3,742		9,944
Other(2)	1,652	(3)	(11)	3	(42)	(937	)(4)	156	(5)	896	(5)

Total investments	$3,421		$1,758	$2,396	$3,010	$2,289		$3,898		$10,840

(1)
Includes sub-transmission.

(2)
Includes advances to, and participations in, affiliates and energy efficiency programs.

(3)
Includes the acquisition of Transelec.

(4)
Includes proceeds from the sale of our interests in Noverco and our investments in Asia.

(5)
Includes energy efficiency programs estimated at $122 million for 2005 and $483 million for 2006 through 2008.

In 2004, capital investments were $3.2 billion, $442 million less than originally forecasted. The Rocher-de-Grand-Mère generating station, an expansion to the Grand-Mère facility, was completed in 2004 and was commissioned in December. The expanded facility has an installed capacity of 230 MW and annual output of 1.2 TWh, which represents increases of 80 MW and 0.2 TWh, respectively, compared to the existing Grand-Mère facility.

The proposed project for a combined cycle gas-fired power plant in Beauharnois, Québec, known as le "Suroît", was not approved by the Government and has therefore been abandoned.

We are completing the construction of the Toulnustouc (526 MW, $1 billion), Eastmain-1 (480 MW, $2.1 billion) and Péribonka (385 MW, $1.2 billion) hydroelectric projects; these facilities are expected to be commissioned in 2005, 2007 and 2008, respectively. Another project under construction, the Mercier central power station (51 MW, $140 million), is scheduled to be commissioned in 2006.

The environmental impact assessment for the Eastmain-1-A powerhouse / Rupert diversion project, which includes the construction of the Sarcelle powerhouse, was filed with the Provincial Administrator of the 1975 James Bay and Northern Québec Agreement and with the Federal Review Panel in December 2004. The two generating stations will have a combined installed capacity of 888 MW. The powerhouses are expected to be commissioned progressively from 2009 to 2012. The combined estimated cost of the two projects is $4 billion.

Public hearings were held in 2004 concerning the environmental impact of the plan to develop the Chute-Allard and the Rapides-des-Coeurs project on the Saint-Maurice River between the Gouin and Blanc reservoirs. We expect these two generating stations to have a total installed capacity of 138 MW and cost an estimated $700 million. We have begun construction in May 2005, with a view to commissioning in 2008.

The Government gave the go-ahead for draft-design studies for a hydroelectric complex consisting of four generating stations to be built on the Romaine River, with a total installed capacity of 1,500 MW. According to preliminary estimates, the project will cost $5.6 billion.

The total estimated 2005 cash requirements are approximately $7.7 billion, and include $3.9 billion in capital investments, $2.5 billion for long-term debt repayment and sinking fund requirements and $1.3 billion for the payment of dividends. Our self-financing ratio (defined as cash from operations less dividends paid, divided by the sum of investments, long-term debt maturities and sinking fund redemptions) is expected to be 47.8% in 2005 compared to 74.2% in 2004.

We estimate that for the period 2006 through 2008 cash requirements for capital investments, long-term debt repayment and sinking fund will amount to approximately $17.2 billion.

Allocation of capital expenditures for our Distribution, Transmission and Generation business segments

The following tables summarize the allocation of estimated capital expenditures for 2005 and for the period of 2006 through 2008 among our three major business segments.

DISTRIBUTION BUSINESS SEGMENT

	Estimated Capital Expenditures
	2005		2006 through 2008
	(millions of dollars)
DISTRIBUTION SYSTEM(1)
System maintenance	$164		$555
System improvements & customers and demand growth	354		1,060
OTHER	209	(2)	385	(3)

	$727		$2,000

(1)
Includes investments in distribution facilities and investments in generation and transmission facilities of our off-grid systems.

(2)
Includes 85.5% in equipment, 6.9% in buildings, 6.9% in telecommunications and technology, and 0.7% in investments in fixed assets of affiliates.

(3)
Includes 78.5% in equipment, 8.4% in buildings, 6.4% in telecommunications and technology and 6.7% in investments in fixed assets of affiliates.

TRANSMISSION BUSINESS SEGMENT

		Estimated Capital Expenditures
	Planned Date of Operation
		2005		2006 through 2008
		(millions of dollars)
TRANSMISSION FACILITIES(1)
Equipment improvement(2)	Continuous program	$643		$1,847
System improvement program
Eastmain-1	2006	91		40
Toulnustouc	2005	43		2
Wind Power Interconnection	2006-2012	43		159
De-icing equipment at Levis substation	2007	36		135
OTHER		224	(3)	627	(4)

		$1,080		$2,810

(1)
Includes sub-transmission facilities.

(2)
Includes system maintenance & customers and demand growth.

(3)
Includes 15.7% in equipment, 2.8% in buildings, 38.4% in telecommunications, 17.1% in technology and 26.0% in investments in fixed assets of affiliates.

(4)
Includes 13.7% in equipment, 2.3% in buildings, 31.6% in telecommunications, 4.5% in technology and 47.9% in investments in fixed assets of affiliates.

GENERATION BUSINESS SEGMENT

			Estimated Capital Expenditures
	Available Power	Planned Date of Operation
			2005		2006 through 2008
	(MW)		(millions of dollars)
MAIN REHABILITATION PROJECTS
Improvement and rebuilding of facilities	—	Continuous program	$453		$1,480
ONGOING GENERATION STATION AND PARTIAL DIVERSION PROJECTS
Mercier	51	2006	59		5
Toulnustouc	526	2005	107		4
Eastmain-1	480	2007	573		390
Péribonka	385	2008	285		699
GENERATION STATION AND PARTIAL DIVERSION PROJECTS UNDER STUDY
Eastmain-1-A / Rupert diversion	768	2009-2012	95		1,403	(1)
Sarcelle	120	2009-2012	15		317
Chute-Allard and Rapides-des-Coeurs	138	2008	116		464
Other projects	—	—	82		7
OTHER	—	—	40	(2)	80	(3)

			$1,825		$4,849

(1)
Refers to the draft design project.

(2)
Includes 74% in equipment and 26% in buildings.

(3)
Includes 98% in equipment and 2% in buildings.

Regulatory Framework

Hydro-Québec Act

Under the Hydro-Québec Act, our objectives are to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Hydro-Québec Act provides that we shall estimate the energy needs of Québec and the means of meeting them within the scope of the Government's energy policies.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see Note 20 to the Consolidated Financial Statements).

Energy Board Act

In December 1996, the National Assembly of Québec adopted the Act respecting the Régie de l'énergie (the "Energy Board Act"). The Energy Board Act established the Energy Board which has jurisdiction over certain aspects of our activities and those of natural gas distributors in Québec.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

The Energy Board has the authority to:

•
fix, or modify, after holding public hearings, our rates and conditions for the transmission and distribution of electric power;

•
approve our electric power supply plan;

•
approve operating standards, including standards of reliability for our transmission system;

•
authorize our transmission and distribution investment projects;

•
approve our distribution commercial programs; and

•
rule upon complaints from customers concerning rates or service.

Generation.    Under the Energy Board Act as amended, the Energy Board's jurisdiction does not extend to generation but we are required to supply heritage pool electricity. Heritage pool electricity corresponds to the net annual consumption of Québec markets, up to 165 TWh per year, for which the average cost is set at 2.79 cents per kWh.

Energy generated in excess of the heritage pool electricity may be sold on the market at market based rates. Purchase and sales transactions outside Québec are unregulated under the Energy Board Act.

Transmission.    Transmission rates and service terms and conditions are subject to approval by the Energy Board.

Distribution.    Electricity required to meet Québec's needs in excess of the heritage pool electricity must be purchased through a competitive bidding process. We were granted approval by the Energy Board for our supply plan, as well as for the Call for Tenders and Contract Awarding Procedure and the Code of Ethics on Conducting Calls for Tenders.

In addition, as part of its 2005-2006 rate application, Hydro-Québec Distribution asked the Energy Board to authorize it to recognize in its cost of service any increase in the cost of supply in excess of the heritage pool due to unforeseen changes in volume or price. In February 2005, the Energy Board authorized Hydro-Québec Distribution to create a deferred charges account for fiscal 2005 to cover all supply risks above a threshold equivalent to a standard deviation of ± 1.9 TWh attributable to weather conditions. On March 24, 2005, Hydro-Québec Distribution filed an application for review on the grounds that the Energy Board was not permitted to set a threshold limiting cost recovery in this manner.

Rates applicable to a particular class of customers must be uniform throughout the whole distribution system and the Energy Board may not modify rates applicable to a class of customers in order to alleviate the cross-subsidization of rates applicable to other classes of customers.

National Energy Board Act

Our exports of electric power are subject to the National Energy Board Act which provides that a permit or license must be obtained from the National Energy Board of Canada (the "National Board") for such exports. We hold the following four permits:

•
two permits expiring on December 31, 2010 and authorizing us to export annually, for a continuous period of no more than five years for any single contract, up to 30 TWh of interruptible energy and up to 20 TWh of firm energy to the United States;

•
two permits granted to our subsidiary, HQEM, expiring on April 7, 2009. They allow HQEM, as a power marketer outside Québec, to export annually to the United States up to 30 TWh of firm and interruptible energy from interconnections located in other provinces, under contracts with a term of five years or less.

Each of these contracts allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the National Board.

On March 5, 2005, HQEM's permit to export natural gas to the United States was renewed for a two-year period.

The National Board also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity issued by the National Board and applicable federal regulations.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval by government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

We have formal policies, procedures and guidelines regarding environmental matters. Since the early 1970's, we have responded to environmental concerns in the planning, design and construction of new facilities. For example, we conduct studies and research on mercury levels in reservoirs, the biological effects of electric and magnetic fields of our transmission lines and greenhouse gas emissions of our hydroelectric generation stations with reservoirs. We publish an annual sustainability report which describes our progress in relation to the environment, society and the Québec economy.

We also carry out projects in the areas of recycling. Moreover, all the divisions and units that may have a significant impact on the environment (e.g. distribution, transmission, generation, procurement and construction) have implemented environmental management systems and obtained ISO 14001 certifications. ISO 14001 is the environmental management standard of the International Organization for Standardization.

Litigation

Innu Nations

On December 30, 2003, representatives of the Innus of Takuikan Uashat Mak Mani-Utenam instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and us seeking a judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs who claim not to be parties to the 1975 James Bay and Northern Québec Agreement (the "Agreement") allege that the Agreement and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydro-electric facilities on these lands, and damages from Canada, Québec and us, jointly and severally, in an amount of up to $1.5 billion (subject to further increase by the plaintiffs). In May 2004, as requested by the parties, the Superior court suspended the legal action for one year. Negotiations are ongoing between the governments and the Innus.

Ice Storm

In January 1998, Québec experienced a severe ice storm and our transmission and distribution systems were heavily damaged. At the end of January 1998, the Government and we were served with a motion seeking authorization to institute a class action against us, as joint and several defendants, on behalf of individuals having suffered damages (the aggregate amount of which has not been ascertained) as a result of power failures caused by the ice storm which left close to 1.4 million customers without electricity for varying periods of time. We have contested this petition. No date is presently set for the hearing of the motion.

Employees

We had 18,835 permanent employees as at December 31, 2004, and an average of 3,567 temporary employees during the year 2004. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 85.3% of Hydro-Québec's workforce.

Unionized employees are covered by eight collective agreements. In March 2003, we reached an agreement with six unions representing most of our unionized employees for a five-year collective agreement effective January 1, 2004. These collective agreements provide for a profit-sharing plan tied to the attainment of Hydro-Québec's objectives. Unionized employees will receive an annual salary increase of 2% for the years 2004 to 2006 and salaries will be subject to negotiation for the years 2007 to 2008.

The collective agreement with approximately 3,000 specialists expired in December 2004. Negotiations for its renewal are ongoing.

The collective agreement for approximately 300 IREQ employees expired in December 2003. Discussions concerning its renewal are still ongoing.

MANAGEMENT'S FINANCIAL DISCUSSION

Financial Objectives

Our business objectives are to promote continuously improved customer service, sustainable growth and profitability. Our ability to meet these objectives and our financial position are dependent upon certain key economic variables, including:

•
the rate of economic growth in Québec and, consequently, the growth rate of electricity sales in Québec;

•
the average interest rate on our borrowings;

•
exchange rates between the Canadian dollar and other currencies; and

•
the world price of crude oil and other commodities, upon which electricity prices under certain sales or purchase contracts, are pegged.

We have been seeking to alleviate the impact of some of these variables by pursuing the following objectives and strategies in managing our debt and financial risk:

•
Debt management
—	to maintain our presence and impact in capital markets	•	by staggering debt maturities in order to stabilize the level of our annual financing program;
		•	by focusing on strategic capital markets, in particular the Canadian bond market; and
		•	by planning bond issuance to establish liquid benchmarks at key points along the interest rate curve.
—	to diversify our funding sources while minimizing foreign exchange risk	• • •
by maintaining access to foreign capital markets, particularly the U.S. dollar and Euro markets;
by using swaps to hedge foreign financing in currencies other than U.S. dollar; and
by securing financing in the lowest cost market.
—	to manage our debt effectively	•	by maintaining the percentage of floating-rate debt at approximately 20%; and
		•	by redeeming debt prior to maturity whenever possible, if such operations allow us to reduce the cost of our debt.
•
Financial risk management
—	to manage counterparty risk	•	by establishing and managing counterparty lines of credit.
—	to optimize cash flow management	•	by applying an integrated financial risk management method based on optimization models; and
		•	by using hedging instruments to limit the impact of fluctuations in financial variables, without the use of leverage.

Consolidated Financial Results for the year ended December 31, 2004

In 2004, our revenue from continuing operations increased to $10.7 billion, from $10.5 billion in 2003, which represents an increase of $189 million or 1.8%. The increase in revenue results mainly from rate increases. Further to the sale of our interest in Noverco, we have reclassified operating results and cash flows to account for Noverco as discontinued operations (See Note 6 to the Consolidated Financial Statements).

Net income for the year was $2.4 billion, up $497 million from the 2003 net income. Our profit margin (defined as net income divided by revenue) was 22.8%, higher than the 18.4% margin for 2003. Lower financial expenses and a $265 million gain on the sale of our interest in Noverco, explain this growth.

Self-financing (defined as cash from operations less dividends paid, divided by the sum of investments, maturity of long-term debt and sinking fund redemption) was 74.2% in 2004, as compared to 53.1% in 2003. This increase results from proceeds derived from the disposal of our interests in Noverco and our investments in Asia.

Expenditure

In 2004, expenditure increased by $333 million, or 5.6%, to $6,296 million, largely due to higher operating expenses and higher depreciation and amortization expenses.

Operating Expenses.    In 2004, operating expenses of $2,268 million were higher by $94 million, or 4.3%, as compared to the previous year.

Electricity and Fuel Purchased.    Purchases of electricity and fuel increased from $1,383 million in 2003 to $1,467 million in 2004.

Depreciation and Amortization.    These expenses increased from $1,830 million to $1,941 million. This increase results from the commissioning of several facilities, including the Sainte-Marguerite 3 generation facility.

Taxes.    Tax expense increased by $44 million, or 7.6%, to $620 million.

Financial Expenses

In 2004, financial expenses decreased by $395 million, from $2,656 million to $2,261 million. The average value of the Canadian dollar increased from US$0.714 in 2003 to US$0.768 in 2004. This appreciation had a positive impact of $231 million on the repayment of U.S. dollar denominated debt and swaps. Also, a foreign exchange gain was recognized following the revision downward of our forecast for future sales in U.S. dollars which were originally hedged by future debt repayment in U.S. dollars.

Segment Information

Our power distribution and transmission activities in Québec are regulated. Consequently, our financial results reflect the following regulated revenues and charges:

•
transmission rates approved by the Energy Board;

•
electricity rates for Québec customers set in 1998, frozen until December 31, 2003 and thereafter subject to approval by the Energy Board; and

•
an average fixed price of 2.79 cents per kWh to be charged by Hydro-Québec Production to Hydro-Québec Distribution for heritage pool electricity (165 TWh per year), regardless of whether the electricity is generated or purchased.

All intersegment revenue and expenses not related to electricity are valued at full cost. Revenue, operating expenses and purchases of electricity and fuel are earned or incurred directly by the respective segments.

Depreciation and amortization expenses related to fixed or other assets are allocated to the respective segments. Taxes and financial expenses are managed by corporate units but allocated to the operating segments. Taxes are generally allocated according to the net assets managed by the segments. Financial expenses are allocated based on the financing rates applied to the net assets of each segment. Finally, expenses related to corporate activities, or corporate expenses, are generally allocated to the segments based on their operating expenses.

The following table shows segmented results for the year 2004 and changes from the previous year.

SEGMENT RESULTS FOR 2004

	Distribution	Transmission	Generation	Construction	Oil and Gas	Corporate and Other Activities(1)	Intersegment and Other(2)	Consolidated
	(millions of dollars)
Revenue
External customers	9,015	306	1,361	11	—	6	(1)	10,698
Change 2003-2004	348	(15)	(150)	—	—	7	(1)	189
Intersegment revenue	55	2,529	4,607	1,973 (3)	—	891	(10,055)	—
Change 2003-2004	11	(112)	44	392	—	105	(440)	—

Total Revenue	9,070	2,835	5,968	1,984	—	897	(10,056)	10,698

Change 2003-2004	359	(127)	(106)	392	—	112	(441)	189
Income (loss) from continuing operations	287	365	1,664	3	(11)	(123)	(53)	2,132
Change 2003-2004	420	(30)	(87)	(3)	6	(13)	(47)	246
Discontinued operations	—	—	—	—	303	—	—	303
Net income (loss)(3)	287	365	1,664	3	292	(123)	(53)	2,435
Change 2003-2004	420	(30)	(87)	(3)	257	(13)	(47)	497

(1)
Includes the results of Hydro-Québec Technologie et développement industriel.

(2)
Includes intersegment eliminations and deferred supply costs in connection with the phase out of the dual energy rate program.

(3)
Intersegment revenue generated by the Construction segment includes an amount of $1,973 million ($1,571 million in 2003) that corresponds to capital expenditures for its client segments.

Financial Results of the Distribution Business Segment

In 2004, the segment's total revenue increased by $359 million to $9,070 million. This segment recorded a net income of $287 million as compared to a loss of $133 million in 2003. This improvement is mainly due to the rate increases in 2004 which followed a five-year rate freeze.

Electricity Sales in Québec

In 2004, increased demand for electricity in the residential and farm, and general and institutional categories was more than offset by a reduction in demand in the industrial category resulting from plant closures and a labor dispute in the smelting and refinery sector. Electricity sales therefore decreased by approximately 1.2 TWh, or 0.7%, from 2003 to 165.9 TWh. However, sales revenue increased to $8,922 million as a result of the rate increases.

The following table shows the variation in sales and revenue by category of customers between 2003 and 2004.

ELECTRICITY SALES IN QUÉBEC, BY CATEGORY

	Sales			Revenue
	2004	Change 2003-2004		2004	Change 2003-2004
	(TWh)	(TWh)	(%)	($M)	($M)	(%)
Residential and farm	58.0	0.8	1.4	$3,690	$186	5.3
General and institutional	33.2	0.9	2.8	2,234	138	6.6
Industrial	69.7	(2.9)	(4.0)	2,751	9	0.3
Other	5.0	0.0	0.0	247	11	4.7

Total	165.9	(1.2)	(0.7)	$8,922	$344	4.0

Residential and Farm Category.    Electricity sales to this group of customers increased by 0.8 TWh, or 1.4%, to 58.0 TWh. Low interest rates continued to stimulate residential construction and, consequently, contributed to an increase in sales of 1.0 TWh. This category's heating requirements make it the most sensitive to temperature fluctuations. Milder temperatures in 2004 are accountable for a reduction in demand of 0.4 TWh. In terms of sales revenue, the rate adjustments account for an increase of $137 million.

General and Institutional Category.    Similar trends were noted in this category, with an increase in demand of 1.2 TWh as a result of favourable economic factors but a reduction of 0.4 TWh due to milder temperatures. The rate increases contributed an additional $86 million in sales revenue.

Industrial Category.    Plant closures and a prolonged labor dispute in the smelting and refinery industry caused a reduction in demand of 3.1 TWh and a corresponding decrease in revenue of $78 million. The continued appreciation of the Canadian dollar against the U.S. dollar drove down revenues from sales payable in U.S. dollars by $31 million.

Other Category.    This category consists of independent distributors, namely nine municipal networks and one regional cooperative. An increase in revenue of $11 million results primarily from increased demand. None of the distributors have taken advantage of the deregulation of the wholesale market which began in May 1997.

Net income from the division's unregulated activities, which include consulting services through Hydro-Québec International inc. and investments managed by Hydro-Québec ValTech, was $3 million in 2004, unchanged from 2003.

Financial Results of the Transmission Business Segment

In 2004, revenue of $2,835 million was down $127 million, or 4.3%, from 2003 due to a $111 million reduction in revenue from long-term point-to-point service (i.e. reservation and transmission from receiving point to delivery point). Québec regulated activities accounted for 87.0% of sales; most of our revenue from transmission was generated by tolling charges collected from Hydro-Québec Distribution and was related to the electricity transmission requirements of our Québec customers. Net income was down $30 million, or 7.6%, from the previous year, to $365 million mainly as a result of lower sales in those regulated activities, an increase in depreciation and amortization expenses and the discontinuance of hedge accounting for international operations following the adoption of a guideline on hedging relationship. However, these items were offset by a decrease of $144 million in financial expenses for regulated and unregulated activities to $834 million.

Financial Results of the Generation Business Segment

In 2004, revenue from electricity sales of $5.9 billion was down $106 million from 2003. This decline was mostly attributable to a reduction in short-term trading transactions. Net income decreased by $87 million, or 5.0%, resulting from lower short-term sales and an increase in electricity purchases in the first half of the year to permit replenishment of our water reservoirs.

Sales outside Québec generated revenues of $384 million for 1.5 TWh of net reservoir drawdown in 2004 as compared to revenues of $596 million for 4.0 TWh in 2003. Revenues include those derived from related energy derivative instruments. As a result of optimization measures, the net reservoir drawdown, combined with trading transactions, generated 25¢/kWh in 2004, compared to 15¢/kWh in 2003.

Electricity and fuel purchases by this segment amounted to $1.5 billion in 2004, representing a $15 million increase over 2003. Electricity purchased for resale on outside markets totaled $750 million for 12.2 TWh in 2004.

The segment's net income totaled $1.6 billion in 2004, down $87 million from 2003. The reduction in net income was limited by a $133 million decrease in financial expenses, to approximately $1.0 billion.

Electricity Sales to Hydro-Québec Distribution

Electricity sales to our distribution division amounted to 165.3 TWh down from 166.7 TWh in 2003. However, the maximum volume of heritage pool electricity was not reached as sales to the distribution division included items that are not part of the heritage pool, such as the volume for dual energy. Sales of heritage pool electricity to the distribution division are at an average rate of 2.79 cents per KWh, subject to an adjustment to reflect certain contracts, for a maximum annual volume of 165 TWh. Revenues increased by $44 million to $4.5 billion.

Electricity Sales Outside Québec

In 2004, revenue from electricity sales outside Québec, mostly to the United States, declined by $261 million to $1.1 billion. Electricity sales for the year totaled 14.4 TWh.

Sales outside Québec were reduced mostly in the first half of the year to preserve reservoir levels which improved due to significantly better runoff in the summer.

Sales revenue of our joint ventures in Latin America and China contributed $35 million, as compared to $37 million in 2003. During the year, our interest in Meiya Power was sold for $110 million, which represents a gain of $6.8 million.

Financial Results of the Oil and Gas Business Segment

On June 30, 2004, we sold our interest in Noverco for $900 million and thereby realized a gain of $265 million.

Consequently, net income increased to $292 million in 2004, compared to $35 million in 2003.

Financial Results of the Construction and Corporate and Other Activities Business Segments

In 2004, the Construction segment completed orders of $2.0 billion, up $392 million, or 24.6%, over 2003. This revenue represents almost entirely charges to other divisions for costs of capital projects undertaken on their behalf. This growth was derived from numerous Generation and Transmission projects and work performed to obtain Government approvals for the construction of new facilities. SEBJ generated revenue of $582 million in 2004, compared with $358 million in 2003. SEBJ continued work for the construction of the Eastmain-1 powerhouse and completed and filed the environmental impact assessment for the Eastmain-1-A/Rupert project.

The Corporate and Other Activities Segment, which includes the division Hydro-Québec Technologie et développement industriel, incurred a loss of $123 million, higher than the loss of $110 million for 2003. HQ CapiTech, which makes venture capital investment in energy-related technologies, posted a $37 million loss, including a revaluation of its investment portfolio and the recognition of an impairment in value of $35 million. AVESTOR opened its plant in September 2002 for the manufacturing of lithium-metal-polymer ("LMP") batteries to be marketed to the telecommunications industry, the automotive markets and potentially for power producers and distributors. It reported a loss of $51 million, or $5 million more than in 2003, resulting from the fine-tuning of the manufacturing process of the LMP battery. Going forward, the company plans to target the telecommunications market, for which it will provide a line of batteries designed to power backbone facilities in the event of blackouts.

AUDITORS

By Order in Council 1189-2004 of December 15, 2004, our shareholder, the Government, has appointed the firms KPMG and Ernst & Young as auditors for the fiscal years ending December 31, 2005 and 2006.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec's annual report filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 18-K for the fiscal year ended December 31, 2004. Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may read and copy any document we file with the SEC at the SEC's public reference rooms in Washington, DC. Please call the SEC's toll free number at 1-800-SEC-0330 for further information on the public reference room. These filings are also available from the Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, through the SEC's website at http://www.sec.gov.

You may request a copy of these filings at no cost by telephoning Hydro-Québec at (514) 289-2519. This document is also available on our website at www.hydroquebec.com; however, any other information available on such home page (such website listed in the 18-K is an inactive textual reference only) shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the caption Corporate Outlook. The words "estimate", "believe", "expect", "forecast", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates. You are cautioned not to place undue relaince on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

BACKGROUND

Financial statements in the U.S. are prepared in accordance with generally accepted accounting principles issued by the Financial Accounting Standards Board ("US GAAP"). In Canada, financial statements are prepared in accordance with generally accepted accounting principles issued by the Canadian Institute of Chartered Accountants ("Canadian GAAP"). As well, some accounting practices applicable to regulated entities, such as Hydro-Québec, differ from accounting practices otherwise applied by unregulated companies (see Note 1 to the Consolidated Financial Statements). Certain differences between US GAAP and Canadian GAAP relating to measurement are set out below and do not include presentation and disclosure differences. The matters discussed below have not been audited and do not necessarily include all applicable differences between US GAAP and Canadian GAAP.

CERTAIN DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP IN RESPECT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF HYDRO-QUÉBEC

Regulated Entities — Accounting for the Effects of Certain Types of Regulation

As mentioned above, Hydro-Québec follows some accounting practices applicable to regulated entities for certain of its transmission and distribution activities which differ from accounting practices otherwise applied by non-regulated entities (see Note 1 to the Consolidated Financial Statements).

Under US GAAP, SFAS 71 requires that a company's operations meet three criteria in order to qualify as a regulated entity: 1) the company's rates for regulated services or products provided to its customers are established by or are subject to approval by an independent, third-party regulator or by its own governing board empowered by statute or contract to establish rates that bind customers; 2) the regulated rates are designed to recover the company's costs of providing the regulated services or products; and 3) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will enable the company to recover its costs can be charged to and collected from customers. This last criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

Change in Accounting Policy

Under Canadian GAAP, unless otherwise permitted, changes in accounting policies are applied retroactively and the figures for the prior years are restated.

Under US GAAP, most changes in accounting policies are recognized by recording, in net income in the period of the change, the cumulative effect of the change at the beginning of the period.

Joint Ventures

Under Canadian GAAP, interests in joint ventures are accounted for using the proportionate consolidation method, whereas, under US GAAP, they are accounted for using the equity method.

Foreign Currency Translation

Under Canadian GAAP, exchange gains or losses resulting from the translation of long-term monetary items are included in the consolidated statement of operations, unless a debt is designated as hedging future revenue streams in U.S. dollars, in which case they are deferred to the year such sales are made when conditions to use hedge accounting are met (as explained below). These revenues may include firmly committed and anticipated sales.

Under US GAAP, exchange gains or losses resulting from the translation of long-term monetary items are always included in the consolidated statement of operations. However, SFAS 133 allows only the designation of a non derivative financial instrument denominated in a foreign currency as a hedge of the foreign currency exposure of an unrecognized firm commitment denominated in a foreign currency or a net investment in a foreign operation. Effective gains or losses attributable to foreign exchange rates on both the non derivative financial instrument and the firm commitment, are included in the consolidated statement of operations.

Fixed Assets

Under Canadian GAAP, fixed assets are carried at cost, which includes materials, labor and other costs directly contributing to construction activities.

US GAAP require that certain of these costs be expensed when incurred.

Internal Use Software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit, and otherwise expensed.

Under US GAAP, certain development costs for internal use software, particularly costs associated with the preliminary stage of the project and project overhead costs, should be expensed when incurred.

Depreciation Method

Under Canadian GAAP, the sinking fund method of depreciation of fixed assets is allowed, whereas, under US GAAP, this method is generally not acceptable. The sinking fund method is an increasing expense method whereby the annual depreciation expense is equal to a fixed amount plus a variable compounded interest amount calculated on the accumulated balance of the sinking fund.

Development Expenses

Under Canadian GAAP, development expenses are deferred and amortized on a straight-line basis over a maximum of five years after the year in which they were incurred if they satisfy specific criteria. If the criteria are not met, the development costs should be charged to expense in the period incurred.

US GAAP require that development costs be expensed when incurred.

Pre-operating Expenses

Under Canadian GAAP, pre-operating expenses that meet certain criteria are deferred and amortized on a straight-line basis.

US GAAP require that pre-operating expenses be expensed when incurred.

Asset Retirement Obligations

Under US and Canadian GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life.

Under US GAAP, the standards were effective for fiscal years beginning after June 15, 2002 and the cumulative effect adjustment from initial application was to be recorded to net earnings during that year.

Under Canadian GAAP, the standards were effective for fiscal years beginning on or after January 1st, 2004, and are consistent with US GAAP, except that Canadian GAAP requires the recognition of the effect of initially applying these standards retroactively, and therefore the financial statements of prior periods presented for comparative purposes were restated.

Derivative Instruments and Hedging Activities including Energy Derivatives

Under US GAAP, the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137, SFAS 138 and SFAS 149, and related interpretations. SFAS 133, as amended, requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. For a derivative designated as a fair value hedge, the gain or loss shall be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in the year's earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. Also, contracts that meet the definition of an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument as discussed above.

Under Canadian GAAP, as of January 1st, 2004, Hydro-Québec adopted Accounting Guideline 13 which establishes the required conditions under which derivative financial instruments may qualify for hedge accounting. For derivatives designated as fair value or cash flow hedges, Hydro-Québec opted, as permitted, to defer off balance sheet the derivatives' changes in fair value. Hydro-Québec also opted to defer the ineffective portion of the gains or losses on derivatives designated as hedges. Also, it is permitted under Canadian GAAP to designate a non-derivative financial instrument as a hedge of an asset, liability or forecasted transaction. However, it is not permitted to report separately a derivative instrument embedded in a host contract and to recognize it at fair value.

Guarantees

Under US GAAP, the guarantor discloses and recognizes in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of a guarantee, for the fair value of the obligation undertaken in issuing a guarantee.

Canadian GAAP are consistent with US GAAP, except that Canadian GAAP do not require recognition of the obligations relating to guarantees.

Comprehensive Income

Under US GAAP, comprehensive income and its components must be reported in a specific financial statement.

There is no such requirement under Canadian GAAP.

Determining Whether an Arrangement Contains a Lease

Under US GAAP, EITF 01-8 "Determining whether an arrangement contains a lease" requires the evaluation of whether an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments and must nonetheless be treated as a lease and be subject to lease accounting treatment and disclosure requirements. The standard was effective for arrangements agreed to, committed to, modified or acquired in business combinations initiated, in the reporting period beginning after May 28, 2003.

Under Canadian GAAP, EIC-150, a standard similar to EITF 01-8, will come into effect in the reporting period beginning after December 9, 2004.

AUDITORS' REPORT

To the Minister of Finance of Québec:

We have audited the consolidated balance sheets of Hydro-Québec as at December 31, 2004 and 2003, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the five-year period ended December 31, 2004. These financial statements are the responsibility of Hydro-Québec's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Hydro-Québec as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. In compliance with the requirements of the Auditor General Act (R.S.Q., c. V-5.01), we report that, in our opinion, after giving retroactive effect to the changes in accounting policies and except for the prospective application thereof, as explained in Note 2, these principles have been applied on a basis consistent with that of the preceding year.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec
March 16, 2005

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO-QUÉBEC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31
		(restated — Note 2)
	2004	2003	2002	2001	2000
	(in millions of dollars)
Revenue	$10,698	$10,509	$12,153	$11,497	$10,575
Expenditure
Operations	2,268	2,174	2,134	2,050	2,050
Electricity and fuel purchased	1,467	1,383	3,026	2,782	1,872
Depreciation and amortization (Note 3)	1,941	1,830	1,921	1,764	1,818
Taxes (Note 4)	620	576	549	564	498

	6,296	5,963	7,630	7,160	6,238

Operating income	4,402	4,546	4,523	4,337	4,337
Financial expenses (Note 5)	2,261	2,656	2,973	3,768	3,481

Income from continuing operations before non-controlling interest	2,141	1,890	1,550	569	856
Non-controlling interest	9	4	3	2	2

Income from continuing operations	2,132	1,886	1,547	567	854
Discontinued operations (Note 6)	303	52	38	24	15

Net income	$2,435	$1,938	$1,585	$591	$869

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the year ended December 31
		(restated — Note 2)
	2004	2003	2002	2001	2000
	(in millions of dollars)
Balance at beginning of year, as previously reported	$10,863	$9,897	$10,460	$9,906	$9,367
Adjustment for retroactive application of change in accounting policy (Note 2)	1	(6)	(1,391)	(874)	(665)

Balance at beginning of year, as restated	10,864	9,891	9,069	9,032	8,702
Net income	2,435	1,938	1,585	591	869

	13,299	11,829	10,654	9,623	9,571
Dividends declared (Note 20)	1,350	965	763	554	539

Balance at end of year	$11,949	$10,864	$9,891	$9,069	$9,032

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO-QUÉBEC

CONSOLIDATED BALANCE SHEETS

	As at December 31
	2004	2003
		(restated, Note 2)
	(in millions of dollars)
ASSETS
Fixed assets (Note 7)	$51,589	$50,904
Current assets
Cash and cash equivalents	94	192
Investments	72	236
Accounts receivable	1,954	1,872
Swaps and sinking funds (Note 9)	43	101
Materials, fuel and supplies	328	426

	2,491	2,827

Other long-term assets
Investments (Note 8)	252	794
Swaps and sinking funds (Note 9)	1,671	884
Trust for nuclear waste management (Note 10)	28	24
Goodwill (Note 11)	79	298
Intangible assets (Note 12)	732	711
Other assets (Note 13)	1,194	1,289

	3,956	4,000

	$58,036	$57,731

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt (Note 14)	$32,521	$34,351

Current liabilities
Borrowings	53	77
Accounts payable and accrued liabilities	1,832	1,603
Dividends payable	1,350	965
Accrued interest	974	970
Current portion of long-term debt (Note 14)	1,948	1,629

	6,157	5,244

Asset retirement obligations (Note 15)	264	234

Other long-term liabilities (Note 16)	2,357	2,005

Perpetual debt (Note 17)	391	440

Non-controlling interest	126	329

Shareholder's equity (Note 20)
Share capital	4,374	4,374
Retained earnings	11,949	10,864
Translation adjustment	(103)	(110)

	16,220	15,128

	$58,036	$57,731

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO-QUÉBEC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
		(restated — Note 2)
	2004	2003	2002	2001	2000
	(in millions of dollars)
Operating activities
Income from continuing operations	$2,132	$1,886	$1,547	$567	$854
Depreciation and amortization of fixed and intangible assets	1,845	1,750	1,754	1,666	1,558
Amortization of deferred charges	35	76	105	736	455
Amortization of other deferred charges (credits) related to debt	(225)	118	191	342	180
Change in non-cash working capital items (Note 21)	(3)	(61)	(46)	41	59
Other	216	26	174	(10)	123

	4,000	3,795	3,725	3,342	3,229

Investing activities
Fixed and intangible assets	(3,226)	(3,052)	(2,393)	(1,769)	(1,769)
Business acquisition (Note 22)	—	—	—	—	(1,567)
Long-term investments	107	39	(27)	23	(65)
Disposal of investments, net of divested cash and cash equivalents	894	—	—	—	—
Net change in short-term investments	159	697	(318)	(46)	(131)
Other	(64)	3	24	(12)	(20)

	(2,130)	(2,313)	(2,714)	(1,804)	(3,552)

Financing activities
Issue of long-term debt	1,916	2,300	2,093	4,481	2,108
Maturity of long-term debt and sinking fund redemption	(1,802)	(2,697)	(2,089)	(3,435)	(2,273)
Prepayment of long-term debt	(738)	(897)	(462)	(289)	(737)
Inflows (outflows) resulting from credit risk management	(438)	257	51	25	—
Net change in short-term borrowings	(9)	9	(16)	(1,829)	1,688
Dividends paid	(965)	(763)	(554)	(539)	(453)
Other	79	210	21	182	7

	(1,957)	(1,581)	(956)	(1,404)	340

Change in foreign exchange on cash and cash equivalents	(3)	(5)	(17)	6	—

Cash flows from continuing operations	(90)	(104)	38	140	17
Cash flows from discontinued operations (Note 6)	(8)	3	4	(1)	(5)

Net change in cash and cash equivalents	(98)	(101)	42	139	12
Cash and cash equivalents at beginning of year	192	293	251	112	100

Cash and cash equivalents at end of year	$94	$192	$293	$251	$112

Additional disclosures with respect to cash flows (Note 21)

HYDRO-QUÉBEC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Under the provisions of the Hydro-Québec Act, the government corporation Hydro-Québec (the "Corporation") is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Corporation is required, in particular, to supply heritage pool electricity in compliance with An Act respecting the Régie de l'énergie.

The consolidated financial statements include the accounts of the Corporation, its subsidiaries, all of which are wholly owned, and its joint ventures (collectively "Hydro-Québec").

Regulation

An Act respecting the Régie de l'énergie grants the Régie de l'énergie (the "Régie") exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by the Corporation. Consequently, the Corporation's electricity transmission and distribution activities in Québec are said to be regulated. Moreover, this Act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a fair rate of return on the rate base.

The Corporation's electricity transmission operations are subject to decision D-2002-95, handed down by the Régie in April 2002. In this decision, the Régie established the cost of service and granted a rate of return of 9.72% on the rate base, assuming a capital structure with 30% shareholder's equity.

The Corporation's power distribution operations are regulated by a series of decisions issued by the Régie from May 2003 to March 2004 (D-2003-232, D-2004-47 and D-2004-57) regarding the recognition of regulatory principles and practices to be applied in determining rates. Across-the-board rate increases of 3% and 1.41%, effective as of January 1 and April 1, 2004, respectively, were granted in these decisions, following which the rate of return on the rate base granted by the Régie to the Distributor was set at 7.99%, assuming a capital structure with 35% shareholder's equity.

The consolidated financial statements take into account certain regulatory accounting practices authorized by the Régie and applied to the Corporation's regulated activities. These practices differ from those applied in unregulated enterprises and relate mainly to the capitalization of net costs associated with disposals of fixed and intangible assets; the government reimbursement for the 1998 ice storm; deferred charges for incentive payments to customers affected by the rescission of dual-energy Rate BT, amortized as of April 1, 2006; deferred charges related to the Energy Efficiency Plan 2003-2006 and their amortization; as well as the capitalization of financial expenses to fixed assets under construction, including return on shareholder's equity authorized by the Régie. In addition, the method of establishing the cost of the debt accepted by the Régie incorporates the impact of long-term derivative instruments used in the context of integrated risk management.

If rates were not regulated, the net costs associated with disposals of fixed assets, certain charges related to the Energy Efficiency Plan 2003-2006, and the deferred charges in connection with the rescission of dual-energy Rate BT would be included in Expenditure for the year in which they were incurred. The government reimbursement for the 1998 ice storm would be amortized over generally longer periods, and the capitalization of financial expenses would not include return on shareholder's equity.

Consolidation

Interests in joint ventures are accounted for using the proportionate consolidation method. Investments in companies over which Hydro-Québec can exercise a significant influence are accounted for on an equity basis, whereas venture capital investments are generally recorded at cost. Other long-term investments are also recorded at cost.

The operations and cash flows of Hydro-Québec International holdings are consolidated with a one-quarter lag. The financial position of these holdings disclosed in Hydro-Québec's consolidated balance sheet is as at September 30. If significant transactions or events occur during the fourth quarter, they are reflected in Hydro-Québec's financial statements for its fiscal year.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires that Management make estimates and assumptions that affect the amounts reported in the financial statements. Actual amounts could differ from those estimates.

Revenue

Revenue is recognized when electricity is delivered or services are rendered. Revenue from sales of electricity in Québec is recorded on the basis of cyclical billings and also includes revenue accrued in respect of electricity delivered but as yet unbilled.

Income taxes

The Corporation and most of its subsidiaries have not recorded any income taxes since they are government-owned and therefore exempt from paying taxes in Canada.

The incorporated subsidiaries and joint ventures subject to income tax use the liability method to account for income taxes.

Foreign currency translation

FOREIGN CURRENCY TRANSACTIONS

Revenue and expenditure resulting from foreign currency transactions are translated into the Canadian dollar equivalents at exchange rates in effect at the transaction date. Monetary assets and liabilities are translated into Canadian dollars at the closing exchange rates in effect at the balance sheet date, and non-monetary items are translated at exchange rates in effect at the transaction date.

The exchange gains or losses resulting from the translation of monetary items are included in the statement of operations. Since January 1, 2002, those resulting from the translation of long-term monetary items are also included in the statement of operations, unless they relate to hedging items for anticipated future sales in U.S. dollars in accordance with Accounting Guideline 13 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Hedging Relationships" (AcG-13), in which case they are deferred to the year such sales are made.

FOREIGN OPERATIONS

The financial statements of the main foreign operations considered to be self-sustaining in terms of financial and operational management are translated according to the current rate method using the foreign currency as the measuring unit. Exchange gains or losses are presented as a Translation adjustment under Shareholder's equity. The financial statements of foreign operations considered to be integrated in terms of financial management and operations are translated according to the temporal method.

Fixed assets

Fixed assets are carried at cost, which comprises materials, labor, other costs directly contributing to construction activities and financial expenses capitalized during construction. Contributions from third parties are applied against the cost of the related fixed assets.

Financial expenses capitalized to fixed assets under construction are determined using the average cost of long-term debt of the Corporation at the end of the previous year. Financial expenses capitalized to fixed assets under construction related to regulated transmission and distribution activities take return on shareholder's equity into account. The portion that corresponds to the return on shareholder's equity is included in Revenue in the consolidated statement of operations.

The costs of fixed assets under construction are transferred to fixed assets in service when construction is completed and the facilities are commissioned.

Fixed assets are depreciated over their useful lives, primarily using the sinking fund method, at a rate of 3%. Under the Hydro-Québec Act, the depreciation period is restricted to a maximum of 50 years. The depreciation periods for the main classes of fixed assets are as follows:

—Hydraulic generation	45 to 50 years
— Thermal generation, including nuclear	15 to 30 years
— Transmission substations and lines	30 to 50 years
— Distribution substations and lines	25 to 40 years

Effective January 1, 2002, when unregulated fixed assets are disposed of, the cost of such assets and the cost of their dismantlement, net of accumulated depreciation and salvage value, are charged to operations for the year. Upon disposal of regulated fixed assets, these costs are charged to a separate account and depreciated over a maximum period of 10 years, using the sinking fund method, at a rate of 3%.

Impairment of long-lived assets

Hydro-Québec reviews the carrying value of its fixed assets whenever events or changes in circumstances indicate that expected undiscounted net cash flows could be less than the carrying amount of the fixed assets. If such is the case, an impairment loss is recognized which corresponds to the amount by which the carrying value exceeds fair value.

Cash and cash equivalents and short-term investments

Cash and cash equivalents comprise cash on hand and liquid short-term investments with a maturity of three months or less from the date of acquisition. Investments with a maturity of three to 12 months are disclosed separately under Current assets in the balance sheet.

Short-term investments are recorded at unamortized cost.

Employee future benefits

The Corporation offers all its employees a contributory defined-benefit pension plan based on final pay, as well as other post-retirement and post-employment benefits.

The cost of pension benefits and other post-retirement benefits provided in exchange for services rendered during the year is calculated using the projected benefit method prorated on years of service, and is based on best-estimate economic and demographic assumptions as determined by Management.

In order to establish its employee future benefit obligations, the Corporation has adopted the following policies:

  •
  Past service costs arising from plan amendments and transitional balances relating to the Pension Plan and other post-retirement benefits as at January 1, 1999, are amortized over periods not exceeding employees' average remaining years of service, which totaled 13 years as at January 1, 2004 (13 years as at January 1, 2003), using the straight-line method.

  •
  Amortization of actuarial gains or losses is recognized in Expenditure for the year if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the accrued benefit obligations or 10% of the market-related value of the assets of the plan, whichever is greater. Amortization corresponds to the excess divided by employees' expected average remaining years of service.

  •
  The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average for equity securities held, and by valuing other asset classes at their fair value.

  •
  The value of the benefit resulting from the difference between contributions actually paid by employees and their average contributions projected over the employees' expected average remaining years of service, for the year, is disclosed as a reduction of service cost, as contributions deemed paid. This amount is amortized using the method for amortizing actuarial gains and losses.

Goodwill and intangible assets

The excess of the cost of investments in subsidiaries and joint ventures over the share of the fair value of the net assets acquired is recorded as goodwill. Intangible assets are recorded at cost.

Effective January 1, 2002, goodwill and intangible assets with indefinite useful lives are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment in value. The excess of the carrying amount over the fair value is recorded in the statement of operations for the year in which the impairment is determined.

Intangible assets with finite useful lives are amortized over their useful lives. The methods and amortization periods used for these assets are as follows:

— Software, licenses and patents	straight-line and sinking fund at 3%	3 to 15 years
— Rights	sinking fund at 3%	40 years
— Environmental studies	sinking fund at 3%	5 years

Sinking funds

Sinking funds are created through the purchase of the Corporation's debentures, Government of Canada bonds, or bonds issued or guaranteed by the Québec government. The Corporation's debentures are deducted from long-term debt, while the other securities are presented under Swaps and sinking funds.

Sinking fund securities are carried at unamortized cost, a method whereby the difference between the cost and the par value at maturity is amortized over the remaining term of the security.

Derivative instruments

As part of integrated risk management, Hydro-Québec uses various derivative instruments to mitigate foreign exchange and interest rate risk associated with long-term debt, the foreign exchange risk related to sales and the risk related to fluctuating energy and raw material prices.

Hedge accounting is applied to derivative instruments designated as being hedged that meet AcG-13 criteria.

  •
  Currency swaps used to manage exchange risk related to long-term debt and sales in U.S. dollars are translated at the closing exchange rates in effect at the balance sheet date. Those representing debit balances are reported as Swaps and sinking funds, while those representing credit balances are presented as Long-term debt. Gains or losses on currency swaps related to payments on long-term debt are included in the statement of operations, while gains or losses on currency swaps related to sales in U.S. dollars are deferred to maturity and recognized as financial expenses for the year in which the sales are made, in accordance with the practice approved by the Régie.

  •
  Interest rate exchanges that arise from currency swap agreements used to change long-term exposure to interest rate risk are off-balance sheet items. They are matched to interest expense on the borrowings to which they are related. The corresponding amounts payable or receivable are recorded as adjustments to accrued interest.

  •
  Derivative instruments (forward contracts and swaps) used in the short term to manage financial risk over a period of no more than three years are recorded at cost. Realized gains or losses related to these instruments are deferred off-balance sheet and recognized in the statement of operations in the same period as the hedged item.

  •
  Derivative instruments used to manage risks related to energy price fluctuations are accounted for at cost and the related gains or losses are deferred and charged to operations on a basis consistent with the recognition of the gains and losses of the underlying reverse risk position.

If a derivative instrument no longer satisfies hedging conditions, if it is sold or liquidated, or if Hydro-Québec terminates the designation of the hedging relationship, hedge accounting is no longer applied on a prospective basis. The fair value of the derivative instrument is then accounted for and deferred to be included in the statement of operations during the periods in which the hedged item affects operations. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to operations.

When the conditions for hedge accounting cannot be applied, the realized and unrealized changes in fair value are recognized in the statement of operations in the period in which they occur.

The fair value of derivative instruments is based on the spot rates or the forward rates or prices in effect at market closing at the balance sheet date. In the absence of this information for a given instrument, Management uses the available forward rate or price for an equivalent instrument. Different valuation models recognized by financial markets are used to estimate the fair value of options.

Asset retirement obligations

The Corporation accounts for asset retirement obligations in the period in which these legal obligations are incurred when a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related asset and are amortized over its useful life. In subsequent fiscal years, any change due to the passage of time is charged to operating expenses for the current year (accretion expense) and the corresponding amount is added to the carrying value of the liability. The changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying value of the liability associated with the asset retirement obligations, and the corresponding retirement adjustment is accounted for as part of the carrying amount of the related asset.

Estimated cash flows required to settle obligations are determined following studies taking into account various assumptions concerning the methods and timing to be adopted for the retirement of such assets. The Corporation periodically revises the valuation of these cash flows based on the various assumptions and estimates underlying the calculations, possible technological advances and changes in the standards and regulations governing the decommissioning of nuclear generating stations.

Personnel reduction and renewal measures

The Corporation introduced various temporary measures to facilitate the reduction and renewal of its personnel from 1997 to 2000. The most significant of these measures involved improvements to the Pension Plan as well as severance pay, the cost of which is amortized on a straight-line basis over a period of 60 months, beginning the month following each individual commitment. The cost of the measures relating to the Pension Plan is included in the accrued benefit obligation of the Pension Plan, the cost of severance pay is presented as Deferred charges, and the amortization is recorded in Expenditure — Operations.

Reclassification

Some figures of the previous year have been reclassified in order to respect the presentation adopted in the current year.

NOTE 2 — CHANGES IN ACCOUNTING POLICIES

Recent changes

2002

FOREIGN CURRENCY TRANSLATION

The Canadian Institute of Chartered Accountants (CICA) has revised Section 1650 of the CICA Handbook, "Foreign Currency Translation," effective January 1, 2002. All unrealized exchange gains and losses related to monetary items denominated in foreign currencies must henceforth be charged to income for the year, including gains and losses on long-term monetary assets and liabilities, which were formerly deferred and amortized on a straight-line basis over the remaining term of the corresponding asset or liability. To reduce volatility resulting from the elimination of the deferral and amortization of unrealized gains and losses, the Corporation adapted its foreign exchange risk management strategy in 2002. In accordance with the new standard, Hydro-Québec has applied these changes retroactively and the prior years' comparative figures have been restated.

GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, Hydro-Québec also adopted the recommendations of Section 3062 of the CICA Handbook, "Goodwill and Other Intangible Assets." Thus, goodwill and intangible assets with indefinite useful lives are henceforth no longer amortized and are subject to an impairment test.

The Corporation conducted the impairment tests required by the new standard and concluded that no impairment charges were necessary.

2003

DISCLOSURE OF GUARANTEES

On January 1, 2003, Hydro-Québec adopted the recommendations of Accounting Guideline 14 of the CICA Handbook, "Disclosure of Guarantees" (AcG-14). Under this Guideline, Hydro-Québec is required to disclose information on the guarantees that it has given, regardless of the probability that it will have to make payments under these guarantees. Note 24, "Commitments and Contingencies," describes the disclosures required for guarantees.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

On May 1, 2003, Hydro-Québec adopted the new recommendations of Section 3475 of the CICA Handbook, "Disposal of Long-Lived Assets and Discontinued Operations." This section establishes standards for recognition, measurement, presentation and disclosure relating to disposals of long-lived assets. It also provides criteria for classifying assets held for sale and requires that these assets be presented at the lower of cost and fair value, less the cost of disposal. Finally, it provides criteria for classifying a disposal of assets as a discontinued operation and specifies the presentation and disclosure standards for discontinued operations and other disposals of long-lived assets. The adoption of these standards did not have any impact on the financial statements.

2004

HEDGING RELATIONSHIPS

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of AcG-13 of the CICA Handbook. The new Accounting Guideline establishes the conditions for applying hedge accounting. It deals specifically with the identification, designation, documentation and effectiveness of hedging relationships, as well as the discontinuance of hedge accounting. Hedge accounting is applied to derivative instruments used in risk management that conform to hedge accounting eligibility requirements, as described in Note 1. Changes in the fair value of derivative instruments that do not comply with these requirements are charged to operations.

As a result of the adoption of the new Guideline, hedging relationships that are no longer eligible for hedge accounting have been recorded in accordance with the transitional provisions. The difference between the carrying amount and the fair value of derivative instruments used in these hedging relationships has been deferred and will be recognized in the statement of operations for the same period as the gains, losses, revenue or expenditure initially related to the hedged item. Thus, for hedging relationships canceled as at January 1, 2004, the recognition in the balance sheet of derivative instruments at their fair value led to the recording of a deferred loss of approximately $65 million.

IMPAIRMENT OF LONG-LIVED ASSETS

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Section 3063 of the CICA Handbook, "Impairment of Long-Lived Assets." This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets intended for use by Hydro-Québec, and further states that a long-lived asset must be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The test for recoverability is based on a comparison between the carrying amount of the asset and the expected undiscounted net cash flows which are directly associated with the asset and may result from its use and eventual disposal. If the expected undiscounted net cash flows are less than the carrying amount, an impairment loss is recognized corresponding to the amount by which the asset's carrying amount exceeds the fair value, which then becomes the new cost base of the asset. Fair value is based on discounted future cash flows if market prices are not available. The adoption of these standards did not have an impact on the 2004 financial statements.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Hydro-Québec adopted the recommendations of Section 3110 of the CICA Handbook, "Asset Retirement Obligations." This standard requires the recognition and measurement of liabilities for legal obligations associated with the retirement of an asset. The liability associated with an asset retirement obligation is measured initially at its fair value in the period in which the obligation is incurred, when a reasonable estimate of fair value can be made. A corresponding retirement cost is added to the carrying amount of the related asset and is amortized over its useful life. In subsequent periods, the liability is adjusted to reflect any changes due to the passage of time and to revisions made to the timing of the asset retirement or the amount of undiscounted cash flows relative to the original estimate. In accordance with the standard, Hydro-Québec applied these changes retroactively and the figures for the previous year have been restated.

The retroactive application of these recommendations resulted in a $1 million increase in retained earnings as at January 1, 2004. The restatement of the 2003 figures resulted in a $17 million rise in operating expenses, a $24 million decrease in amortization expense, a $29 million increase in fixed assets and a $28 million rise in asset retirement obligations.

The adoption of this new standard did not significantly affect the net income of 2004. Fixed assets and asset retirement obligations as at December 31, 2004, increased by $43 million and $59 million, respectively.

EMPLOYEE FUTURE BENEFITS

On June 30, 2004, Hydro-Québec adopted the recommendations of Section 3461 of the CICA Handbook, "Employee Future Benefits," concerning the disclosure of supplementary information intended to help the users of financial statements gain a better understanding of corporations' obligations with respect to employee future benefits.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
AND GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

On January 1, 2004, Hydro-Québec also adopted the recommendations of Sections 1100 and 1400 of the CICA Handbook, entitled respectively "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation." Section 1100 describes what constitutes Canadian generally accepted accounting principles (GAAP) and their sources. It also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, in cases where a matter is not dealt with explicitly in the primary sources of GAAP, thus establishing a new Canadian GAAP hierarchy. Section 1400 provides general instructions on financial statement presentation, and specifies what constitutes fair presentation in accordance with GAAP. The adoption of these standards did not have any impact on the financial statements.

TRANSITIONAL INFORMATION

The following table presents the impact of the application of the new accounting standards:

	2004	2003	2002	2001	2000
	(in millions of dollars)
Reported net income	$2,435	$1,931	$1,526	$1,108	$1,078
Restatements related to foreign currency translation(1)	—	—	—	(513)	(205)
Adjustment related to asset retirement obligations	—	7	59	(4)	(4)

Restated net income	$2,435	$1,938	$1,585	$591	$869

(1)
As at January 1, 2002, the retroactive application of the new recommendations had the principal effect of reducing deferred charges by $1,197 million and increasing perpetual debt by $85 million.

Prospective changes in 2005

INVESTMENT COMPANIES

The CICA has issued Accounting Guideline 18, "Investment Companies". Under this Guideline, investment companies are required to account for their investments at fair value in certain cases where such investments would normally be consolidated or accounted for on an equity basis. Criteria are provided to determine whether a company should be classified as an investment company. Companies that do not meet these criteria will be required to consolidate or account for their investments using the equity method. The Guideline also provides guidance on circumstances where fair value must be used in the financial statements of the parent company or entity exercising significant influence over the investment company. The provisions of the Guideline are effective for fiscal years beginning on or after July 1, 2004. The adoption of this Guideline could result in a reduction of approximately $5 million in investments and an equivalent increase in operating expenses.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The CICA has published Accounting Guideline 15, "Consolidation of Variable Interest Entities". This Guideline provides the consolidation principles applicable to certain entities over which control is exercised other than by voting rights. Its purpose is to provide guidance to determine when an enterprise must include the assets, liabilities and results of the operations of such an entity in its consolidated financial statements. The provisions are effective for fiscal years or interim periods beginning on or after November 1, 2004. Hydro-Québec is currently assessing the impact of this Guideline on the financial statements.

NOTE 3 — DEPRECIATION AND AMORTIZATION

	2004	2003	2002	2001	2000
		(restated — Note 2)
	(in millions of dollars)
Depreciation of fixed assets	$1,739	$1,637	$1,628	$1,578	$1,483
Amortization of intangible assets	106	113	126	88	75
Write-off of projects	41	30	108	1	81
Other	55	50	59	97	179

	$1,941	$1,830	$1,921	$1,764	$1,818

NOTE 4 — TAXES

	2004	2003	2002	2001	2000
		(restated — Note 2)
	(in millions of dollars)
Capital tax	$324	$296	$276	$279	$238
Tax on gross revenue as municipal real estate tax
on certain immovables	249	235	228	228	218
Municipal, school and other taxes	47	45	45	57	42

	$620	$576	$549	$564	$498

NOTE 5 — FINANCIAL EXPENSES

	2004	2003	2002	2001	2000
		(restated — Note 2)
	(in millions of dollars)
Interest
Interest on debt securities	$2,520	$2,703	$2,849	$3,001	$3,138
Amortization of borrowing discount and expenses	42	43	45	52	56

	2,562	2,746	2,894	3,053	3,194

Exchange loss (gain)	(213)	105	222	828	379
Loan guarantee fees	165	184	186	185	187

	(48)	289	408	1,013	566

Less
Capitalized financial expenses	236	350	302	248	239
Net investment income	17	29	27	50	40

	253	379	329	298	279

	$2,261	$2,656	$2,973	$3,768	$3,481

NOTE 6 — DISCONTINUED OPERATIONS

On June 30, 2004, Hydro-Québec sold its interest in Noverco Inc. to the Caisse de dépôt et placement du Québec for a cash consideration of $900 million, which generated a gain on disposal of $265 million. Hydro-Québec sold the 54 common shares it held in Noverco Inc., representing 41.2% of the outstanding shares, together with warrants on an additional portion of 9.2% of the shares and subordinated notes with a face value of $285 million. The Corporation had acquired its interest in Noverco in 1997 for $482 million, as an investment in the Oil and Gas segment.

The operating results and cash flows for the years 2000 to 2004 were presented as discontinued operations. Results and cash flows for these operations are as follows:

	2004	2003	2002	2001	2000
	(in millions of dollars)
Operations
Revenue	$822	$936	$848	$1,066	$841

Net income	38	52	38	24	15
Gain on disposal	265	—	—	—	—

Income from discontinued operations	303	52	38	24	15

Cash flows
Operating activities	134	114	126	126	62
Investing activities	(73)	(133)	(75)	(131)	(80)
Financing activities	(69)	22	(47)	4	13

Cash flows from discontinued operations	$(8)	$3	$4	$(1)	$(5)

        The assets and liabilities of discontinued operations, as at the disposal date, were as follows:

2004
(in millions of dollars)
Cash and cash equivalents	$6
Other current assets	$155
Long-term assets	$1,491
Current liabilities	$137
Long-term liabilities	$1,169

Net assets of discontinued operations	$346

NOTE 7 — FIXED ASSETS

	2004
	In service	Accumulated depreciation	Under construction	Total
	(in millions of dollars)
Generation
Hydraulic	$27,674	$6,763	$3,237	$24,148
Thermal, including nuclear	2,515	1,479	74	1,110
Other	806	325	21	502

	30,995	8,567	3,332	25,760

Transmission
Substations and lines	21,225	5,539	541	16,227
Other	2,186	1,185	28	1,029

	23,411	6,724	569	17,256

Distribution
Substations and lines	10,104	3,310	176	6,970
Other	2,047	1,036	184	1,195

	12,151	4,346	360	8,165

Construction	63	48	9	24
Oil and Gas	—	—	—	—
Other	1,096	744	32	384

	$67,716	$20,429	$4,302	$51,589

	2003
	In service	Accumulated depreciation	Under construction	Total (restated — Note 2)
	(in millions of dollars)
Generation
Hydraulic	$25,629	$6,312	$3,280	$22,597
Thermal, including nuclear	2,485	1,380	60	1,165
Other	832	334	55	553

	28,946	8,026	3,395	24,315

Transmission
Substations and lines	20,607	5,068	611	16,150
Other	2,330	1,280	49	1,099

	22,937	6,348	660	17,249

Distribution
Substations and lines	9,761	3,069	214	6,906
Other	2,014	1,004	146	1,156

	11,775	4,073	360	8,062

Construction	60	47	2	15
Oil and Gas	1,360	469	10	901
Other	846	564	80	362

	$65,924	$19,527	$4,507	$50,904

As at December 31, 2004, the Corporation had cumulative costs related to suspended draft-design studies amounting to $219 million ($307 million as at December 31, 2003). These costs, for which financial expenses are not capitalized, are presented as fixed assets under construction.

Since the Corporation anticipates carrying out some of these projects at a later date, it periodically reviews the cumulative costs of its draft-design studies.

During such reviews, Management must use estimates and make assumptions that have an impact on the amounts reported for draft-design studies at the balance sheet date. Such projects are assessed in terms of profitability based on prevailing market conditions at the time of their commissioning, compliance with sustainable development principles and how well they are received by local communities. A significant change in the assessment based on these criteria could result in a reduction of the balance for draft-design studies.

When a major project related to regulated fixed assets is discontinued, the costs determined to be non-recoverable are not recorded as operating expenses but are deferred and amortized over a period of three years using the straight-line method.

NOTE 8 — INVESTMENTS

	2004	2003
	(in millions of dollars)
At cost
Noverco Inc. (Note 6)
Notes	$—	$142
Churchill Falls (Labrador) Corporation Limited (Note 24)
Bonds(a)	55	56
Other(b)	144	189

	199	387

At equity
Enbridge Inc.(c) (Note 6)	—	258
Churchill Falls (Labrador) Corporation Limited (Note 24)	53	48
Meiya Power Company Limited (d)	—	101

	53	407

	$252	$794

(a)
Bonds secured by a general mortgage bearing interest at 7.5%, due in 2010, par value of $60 million in 2004 (2003: $62 million).

(b)
Includes venture capital investments with a carrying value of $72 million and a fair value of $67 million as at December 31, 2004 ($101 million and $70 million as at December 31, 2003). The fair value of listed shares is based on the trading price at the balance sheet date; the fair value of unlisted shares is determined according to different valuation methods.

(c)
The interest was held by Noverco Inc., which was sold on June 30, 2004.

(d)
On July 2, 2004, Hydro-Québec sold its investment in Meya Power for $110 million, generating a gain on disposal of $7 million.

NOTE 9 — SWAPS AND SINKING FUNDS

	2004	2003
	(in millions of dollars)
Swaps	$1,710	$981
Sinking funds	4	4

	1,714	985
Less
Current portion	43	101

	$1,671	$884

NOTE 10 — TRUST FOR NUCLEAR WASTE MANAGEMENT

On November 15, 2002, An Act Respecting the Long-Term Management of Nuclear Fuel Waste came into force. This legislation calls for nuclear energy companies that are owners of such waste in Canada to form a waste management organization as a separate legal entity and to set up a trust with a financial institution in order to finance the implementation of the nuclear fuel waste management proposal that will be adopted by the Government of Canada. In order to fulfill the financial responsibilities incumbent on nuclear fuel waste owners, the Corporation deposited an initial amount of $20 million in a trust within 10 days of the date the Act came into force. It will be required to deposit an additional $4 million per year in the same trust until the waste management organization determines the amount to be paid by each nuclear plan owner. The Corporation has been making the required payment since 2002. The sums are invested in short-term marketable securities, and interest accumulated on trust assets is returned to the trust.

NOTE 11 — GOODWILL

The changes in the carrying amount of goodwill per reportable segment are as follows:

	2004
	Generation	Transmission	Oil and Gas	Total
	(in millions of dollars)
Balance at beginning of year	$10	$68	$220	$298
Changes in foreign exchange	—	1	—	1
Disposal of interest	—	—	(220)	(220)

Balance at end of year	$10	$69	$—	$79

	2003
	Generation	Transmission	Oil and Gas	Total
	(in millions of dollars)
Balance at beginning of year	$10	$70	$222	$302
Changes in foreign exchange	—	(2)	—	(2)
Other	—	—	(2)	(2)

Balance at end of year	$10	$68	$220	$298

        The Corporation performed annual impairment tests and no reduction in the value of goodwill was identified.

NOTE 12 — INTANGIBLE ASSETS

	2004			2003
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value
	(in millions of dollars)
Subject to amortization
Software and licenses	$716	$473	$243	$611	$381	$230
Rights	111	35	76	110	33	77
Environmental studies	121	102	19	118	95	23
Patents	37	20	17	38	15	23

	985	630	355	877	524	353

Not subject to amortization since January 1, 2002
Servitudes			377			358

			$732			$711

The Corporation performed annual impairment tests and no reduction in the value of non-amortizable intangible assets was identified.

NOTE 13 — OTHER ASSETS

	2004	2003
	(in millions of dollars)
Government reimbursement for the 1998 ice storm	$152	$166
Accrued benefits asset (Note 23)	865	844
Deferred charges	177	279

	$1,194	$1,289

NOTE 14 — LONG-TERM DEBT

Composition and maturities

Debentures, other long-term debt and swaps representing financial liabilities, translated into Canadian dollars at the closing exchange rates in effect at the balance sheet date, are summarized in the following table. These amounts are presented by year of maturity and include the sinking funds.

	2004										2003
	Debt of the Corporation
Maturity	Canadian dollars		U.S. dollars	Other currencies	Sinking funds		Total		Subsidiaries and joint ventures	Total	Total
	(in millions of dollars)
2004	$—		$—	$—	$—		$—		$—	$—	$1,629
2005	1,053		715	159	(19)		1,908		40	1,948	2,465
2006	1,328		1,569	299	(72)		3,124		75	3,199	3,331
2007	1,500		562	26	(325)		1,763		224	1,987	2,106
2008	186		31	1,288	—		1,505		12	1,517	1,704
2009	496		36	6	(4)		534		22	556	—

1 to 5 years	4,563		2,913	1,778	(420)		8,834		373	9,207	11,235
6 to 10 years	3,201		2,663	105	(208)		5,761		691	6,452	7,435
11 to 15 years	241		532	614	(43)		1,344		31	1,375	1,380
16 to 20 years	4,679		2,532	—	(106)		7,105		78	7,183	7,373
21 to 25 years	66		2,166	—	(167)		2,065		1	2,066	1,311
26 to 30 years	1,055		1,342	—	(11)		2,386		—	2,386	3,426
31 to 35 years	4,649		—	—	(87)		4,562		—	4,562	3,062
36 to 40 years	285		—	—	—		285		—	285	278
41 to 45 years	12		—	—	—		12		—	12	—
46 to 50 years	82		—	—	—		82		—	82	50
51 to 55 years	—		—	—	—		—		—	—	—
56 to 60 years	859		—	—	—		859		—	859	430

	19,692	(a)	12,148	2,497	(1,042	)(b)	33,295	(c)	1,174	34,469	35,980
Less
Current portion	1,053		715	159	(19)		1,908		40	1,948	1,629

	$18,639		$11,433	$2,338	$(1,023)		$31,387		$1,134	$32,521	$34,351

(a)
Includes $155 million and $341 million in zero-coupon bonds, reported at their discounted value at a semi-annually computed interest rate of 10.95% and 10.67%, respectively. Their par value will reach $282 million and $1,729 million in 2010 and 2020, respectively. Other bonds, reported at their discounted value and amounting to $1,189 million, will reach a par value of $1,333 million on maturity.

(b)
The sinking funds include a special fund created for the majority of the significant discounted debt. This fund totaled $425 million as at December 31, 2004 ($152 million as at December 31, 2003).

(c)
Includes $31,349 million in bonds guaranteed by the Québec government ($32,812 million as at December 31, 2003).

Allocation of debt by currency at time of issue and impact of swaps and sinking funds

The following table summarizes long-term debt, including the current portion, in Canadian dollars and other currencies. Also shown are the effects of currency swaps and sinking funds allocated to repay debt, which are presented in the balance sheet under Swaps and sinking funds.

	2004				2003
	Long-term debt
	In Canadian dollars and other currencies	At the closing exchange rates as at the balance sheet date(a)	Swaps and sinking funds	Total	Total
	(in millions of dollars or millions of currency units)
Debt of the Corporation
Canadian dollars	19,076	$19,076	$(3)	$19,073	$19,081
U.S. dollars	8,866	11,722	(1,427)	10,295	11,574
Other currencies
Euros	673	1,285	(178)	1,107	1,107
Yen	36,500	515	(38)	477	525
Pounds sterling	240	595	(61)	534	534
Swiss francs	97	102	(6)	96	96

		2,497	(283)	2,214	2,262

		33,295	(1,713)	31,582	32,917
Subsidiaries and joint ventures(b)		1,174	(1)	1,173	2,078

		$34,469	$(1,714)	$32,755	$34,995

(a)
Includes $1,460 million in financial liabilities composed of currency swaps ($923 million as at December 31, 2003) and $1,042 million in Hydro-Québec securities held in the sinking funds ($732 million as at December 31, 2003).

(b)
Long-term debt composed of $845 million in U.S. dollars and $328 million in Unidades de Fomento (indexed Chilean pesos) ($831 million in Canadian dollars, $925 million in U.S. dollars, $319 million in Unidades de Fomento and $3 million in Chinese renminbi as at December 31, 2003).

Allocation of debt by currency at time of issue and at time of repayment

The following table shows the allocation of debt, net of sinking funds, converted into Canadian dollars after taking swaps into account, according to the currency at time of issue and time of repayment.

	2004			2003
	At time of issue	At time of repayment		At time of issue	At time of repayment
	(in millions of dollars)
Debt of the Corporation
Canadian dollars	$19,073	$23,208		$19,081	$20,439
U.S. dollars	10,295	8,374	(a)	11,574	12,478
Other currencies	2,214	—		2,262	—

	31,582	31,582		32,917	32,917

Debt of subsidiaries and joint ventures
Canadian dollars	—	—		831	831
U.S. dollars	845	451		925	672
Other currencies	328	722		322	575

	1,173	1,173		2,078	2,078

	$32,755	$32,755		$34,995	$34,995

(a)
Of this amount, 73.1% was used to hedge sales in U.S. dollars as at December 31, 2004 (94.1% as at December 31, 2003).

Interest rates

The Hydro-Québec interest rates presented in the following table take into account nominal interest rates on borrowings, the related discounts and expenses, and the effect of interest rate swaps.

	2004				2003
Maturity	Canadian dollars	U.S. dollars	Other currencies	Weighted average	Weighted average
1 to 5 years	5.43	9.89	4.59	5.86	5.24
6 to 10 years	8.62	7.31	8.20	7.96	7.37
11 to 15 years	6.01	8.43	9.70	8.33	7.81
16 to 20 years	10.61	9.18	9.20	10.09	10.01
21 to 25 years	6.00	8.55	—	8.46	8.45
26 to 30 years	6.70	8.65	—	7.77	8.30
31 to 35 years	5.99	—	—	5.99	6.15
36 to 40 years	6.41	—	—	6.41	6.41
41 to 45 years	—	—	—	—	—
46 to 50 years	6.44	—	—	6.44	6.44
51 to 55 years	—	—	—	—	—
56 to 60 years	6.62	—	—	6.62	6.62
Weighted average	7.71	8.52	7.30	7.97	7.94

The variable-rate portion of Hydro-Québec's debt amounted to 25.0%, or 25.9% after perpetual debt, as at December 31, 2004 (24.5%, or 25.4% after perpetual debt, as at December 31, 2003). For information purposes, a 1% change in the interest rate would change net income by $86 million (2003: $90 million), not including the impact of derivative instruments used to manage short-term financial risk (Note 18).

Fair value

As at December 31, 2004, the fair value of Hydro-Québec's debt amounted to $43,969 million ($45,594 million as at December 31, 2003). Net of sinking funds and after swaps, it totaled $42,449 million ($44,445 million as at December 31, 2003).

Fair value is obtained by discounting future cash flows, based on term and closing interest rates as at the balance sheet date for similar instruments available on financial markets. Changes in fair value reflect sensitivity to financial market interest rates. However, Management intends to retain these debt securities until maturity. Therefore, as at December 31, 2004, Hydro-Québec did not foresee any significant debt repayments that could result in the realization of this fair value.

Hydro-Québec has undrawn revolving standby credits totaling US$1,500 million and expiring in 2006 and 2009. Any borrowing under these lines of credit will bear interest at a rate based on the London Interbank Offered Rate (LIBOR).

NOTE 15— ASSET RETIREMENT OBLIGATIONS

Liabilities arising from asset retirement obligations relate to the cost of dismantling Gentilly-2 nuclear generating station at the end of its useful life, the removal of irradiated nuclear fuel from its operation, the dismantling of oil tanks, the dismantling of certain thermal generating stations and the retirement of certain power transmission lines.

Hydro-Québec has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the Corporation does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set such a schedule.

The aggregate carrying value of asset retirement obligations is as follows:

	2004
	Dismantling of nuclear generating station	Removal of irradiated fuel	Other assets	Total
	(in millions of dollars)
Balance at beginning of year	$140	$72	$22	$234
Plus liabilities incurred	13	3	1	17
Plus accretion expense	9	7	1	17
Less liabilities settled	—	—	(4)	(4)

Balance at end of year	$162	$82	$20	$264

	2003
	Dismantling of nuclear generating station	Removal of irradiated fuel	Other assets	Total
	(in millions of dollars)
Balance at beginning of year	$131	$64	$21	$216
Plus liabilities incurred	—	1	—	1
Plus accretion expense	9	7	1	17

Balance at end of year	$140	$72	$22	$234

The carrying value of asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station		Removal of irradiated fuel		Other assets
	(in millions of dollars)
Total undiscounted amount of estimated cash flows required to settle the obligations (in current dollars)	$463	(a)	$519	(a)	$31
Expected timing of payment of the cash flows required to settle the obligations	Between 2012 and 2050	(a)	Between 2012 and 2047	(a)	Between 2004 and 2043
Credit-adjusted risk-free rate at which the estimated cash flows have been discounted	6.4%		6.4%		6.4% and 7.0%

a)
When Gentilly-2 nuclear generating station was designed, the Corporation planned to operate it for 30 years, until 2013. The Corporation initiated a draft-design study to evaluate whether its useful life could be extended by 25 years through rehabilitation. If the rehabilitation is not carried out, Management could decide to decommission the nuclear generating station a few years earlier, depending on technical and economic factors. Pending the decision, the financial statements reflect end-of-life in 2011 for purposes of calculating the depreciation of the station and the related decommissioning costs. Consequently, once the decision is made, the estimated undiscounted cash flows and the expected timing of payment of the cash flows required to settle the obligations could change and thus, asset retirement obligations and decommissioning costs as well as the depreciation expense and accretion expense, as recorded in these financial statements, may vary significantly based on the end-of-life date retained and the increase inherent in the method used to calculate depreciation and amortization. As at December 31, 2004, the net carrying value of Gentilly-2 was $665 million. Based on the key assumptions established, asset retirement obligations relating to the dismantling of the nuclear generating station and the removal of irradiated fuel will total $911 million and $1,122 million, respectively, after factoring in a 2% inflation rate. However, the remaining portions of these obligations are scheduled to extend over periods of 46 years and 43 years, respectively.

NOTE 16 — OTHER LONG-TERM LIABILITIES

	2004	2003
	(in millions of dollars)
Accounts payable	$255	$280
Accrued benefit liability (Note 23)	452	414
Deferred foreign exchange gain	1,272	1,138
Other deferred credits related to debt	378	173

	$2,357	$2,005

NOTE 17 — PERPETUAL DEBT

Perpetual notes in the amount of US$325 million (US$340 million as at December 31, 2003) bear interest at a rate established semi-annually based on LIBOR. They are guaranteed by the Québec government and are redeemable only at the Corporation's option. In 2004, a portion amounting to US$15 million was purchased on secondary markets and then canceled. In 2003, the perpetual notes ceased to naturally hedge sales in U.S. dollars. However, various derivative instruments recorded at fair value are used to mitigate exchange risk.

As at December 31, 2004, the fair value of these notes was $370 million ($402 million as at December 31, 2003). As at December 31, 2004 and 2003, the LIBOR for perpetual notes was 2.1425% and 1.25%, respectively.

NOTE 18 — FINANCIAL INSTRUMENTS

Derivative instruments

Hydro-Québec concludes currency swaps in order to manage the foreign exchange risk associated with payments of principal on long-term debt, interest payments and sales in U.S. dollars. Some of these currency swaps allow for interest rate exchanges to change long-term exposure to interest rate risk. Interest rate swaps that do not allow for exchanges of principal are also used to manage this risk.

The valuation of these swaps, with terms through 2033, showed a positive fair value of $441 million (positive fair value of $427 million as at December 31, 2003).

The following table shows the notional amount of these swaps, expressed in Canadian dollars and other currencies.

	2004							2003
	1 to 5 years		6 to 10 years	11 to 15 years	16 to 20 years	Over 20 years	Total	Total
	(in millions of dollars or millions of currency units)
Canadian dollars	(1,043	)(a)	288	(38)	(300)	(3,043)	(4,136)	(1,185)
U.S. dollars	12		(106)	(271)	226	2,330	2,191	(565)
Other currencies
Yen	34,500		1,000	1,000	—	—	36,500	39,500
Euros	612		—	61	—	—	673	673
Pounds sterling	—		40	200	—	—	240	240
Swiss francs	97		—	—	—	—	97	97
Unidades de Fomento (indexed Chilean pesos)	(4)		(7)	—	—	—	(11)	(7)

(a)
Figures in parentheses represent amounts to be paid.

In managing short-term financial risks, Hydro-Québec assesses, on an ongoing basis, the overall impact of variations in exchange rates, interest rates and commodity prices. In order to manage this risk exposure, it holds options, forward contracts and swaps designed to hedge several positions. Although some of these instruments do not meet the conditions established by AcG-13, they help to mitigate financial risks.

Hydro-Québec also uses derivative instruments to manage market risks resulting from fluctuations in energy prices, and for negotiation purposes in order to act on business opportunities in markets outside Québec.

The fair value of these instruments is presented by specific risk in the following table. These derivative instruments mature through 2006.

	2004		2003
	Recorded value	Fair value	Recorded value	Fair value
Exchange risk
Forward exchange contracts and options
Financial assets	$15	$47	$1	$12
Financial liabilities	(296)	(375)	(38)	(113)

	(281)	(328)	(37)	(101)

Interest rate risk
Forward rate agreements, options and swaps
Financial assets	5	2	—	11
Financial liabilities	(10)	(15)	—	(25)

	(5)	(13)	—	(14)

Risk of change in energy and commodity prices
Forward contracts, options and swaps
Financial assets	12	12	—	12
Financial liabilities	(11)	(107)	—	(52)

	1	(95)	—	(40)

	$(285)	$(436)	$(37)	$(155)

Other financial instruments

The carrying amount of investments, accounts receivable, the trust fund for nuclear fuel waste management, borrowings, and accounts payable and accrued liabilities approximates their fair value. As at December 31, 2004, the weighted average interest rate on short-term investments was 2.26% (2.72% as at December 31, 2003), whereas it was 3.16% (4.18% as at December 31, 2003) on borrowings.

Credit risk

Derivative instruments include an element of risk since a counterparty might not meet its obligations. However, this risk is moderate as Hydro-Québec generally deals with Canadian and international financial institutions with high credit ratings. Credit risk exposure is also reduced by applying a credit policy limiting credit risk concentration and a customer credit risk assessment program, as well as by adopting credit limits, where necessary. As at December 31, 2004, no counterparty had defaulted on its obligations toward Hydro-Québec regarding investments and derivatives.

Hydro-Québec is also exposed to a credit risk associated with trade receivables. However, this exposure is limited due to Hydro-Québec's large and diverse client base. Consequently, management does not consider Hydro-Québec to be exposed to a major credit risk.

NOTE 19 — INTERESTS IN JOINT VENTURES

The share of the principal joint venture items included in the consolidated financial statements is presented in the table below. In 2004, these joint ventures specifically included interests in various foreign joint ventures, primarily through Hydro-Québec International, which were essentially involved in the construction and operation of transmission systems and hydroelectric generating stations, and were mainly based in South and Central America and Australia. In 2003, the share also included an interest in Noverco Inc., which was disposed of on June 30, 2004. The Corporation held 41.2% of the outstanding common shares of Noverco Inc. and options on an additional 9.16%.

	2004	2003
	(in millions of dollars)
Operations
Revenue	$82	$82
Expenditure and financial expenses	104	107
Non-controlling interest	2	2
Discontinued operations	38	65

Net income	$14	$38

Balance sheet
Current assets	$50	$198
Long-term assets	484	1,944
Current liabilities	47	263
Long-term liabilities	153	1,075
Non-controlling interest	27	230

Net assets	$307	$574

Cash flows
Operating activities	$(20)	$54
Investing activities	(17)	(75)
Financing activities	13	(8)
Discontinued operations	(1)	26

Net change in cash and cash equivalents	$(25)	$(3)

NOTE 20 — SHAREHOLDER'S EQUITY

The authorized share capital comprises 50,000,000 shares with a par value of $100 each, and 43,741,090 shares were issued and paid-up.

Under the Hydro-Québec Act, any dividends to be paid by the Corporation are declared once a year by the Québec government, which also determines the terms and conditions of payment. For a given fiscal year, they cannot exceed the distributable surplus, equal to 75% of the year's operating income and net investment income, less interest on debt securities and amortization of borrowing discounts and expenses. This calculation is made on the basis of the consolidated financial statements.

However, in respect of a given fiscal year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. The Québec government declares the dividends for a given year within 30 days after the Corporation has sent it the financial data relative to the distributable surplus. On expiry of the time prescribed, any portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2004, the Québec government declared dividends of $1,350 million, which is less than the maximum permitted.

The dividends declared are deducted from the retained earnings of the year for which they were declared.

NOTE 21 — ADDITIONAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Change in non-cash working capital items

	2004	2003
	(in millions of dollars)
Accounts receivable	$(177)	$34
Materials, fuel and supplies	(9)	10
Accounts payable and accrued liabilities	173	80
Accrued interest	10	(185)

	$(3)	$(61)

Investing activities not affecting cash
Increase in fixed and intangible assets	$366	$96

Cash and cash equivalents paid during the year
Interest paid	$2,264	$2,489

NOTE 22 — BUSINESS ACQUISITION

On October 23, 2000, the Corporation, through HQI, acquired the aggregate of the outstanding common shares of Compañía Nacional de Transmisión Eléctrica S.A. (Transelec), a major Chilean power transmission company. The acquisition was recorded using the purchase method.

Following the finalization of the acquisition price on June 29, 2001 for an amount of $1,635 million, the fair value of the assets acquired and liabilities assumed are as follows:

(in millions of dollars)
Cash	$50
Current assets	13
Long-term assets	1,529

1,592
Current liabilities	(14)
Long-term liabilities	(15)

Net assets	1,563
Goodwill	72

Purchase price	1,635

Consideration comprises:
Cash, net of cash acquired	1,576
Other	9

$1,585

As at December 31, 2000, no results had been recorded, pursuant to Hydro-Québec's practice of consolidating international interests on a quarter lag basis.

NOTE 23 — EMPLOYEE FUTURE BENEFITS

The Corporation's pension plan (the "Pension Plan") is a funded plan that ensures pension benefits based on the number of years of service and average five best years of earnings. These benefits are indexed annually based on a rate which is the higher of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The Corporation also offers other post-retirement and post-employment benefits. Post-retirement benefits are provided by group life, medical and hospitalization plans, which are contributory plans with contributions adjusted annually. Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability salary insurance plan, which is fully funded, and the supplementary group life insurance plan, which is partially funded.

The Corporation's employee benefit plans are defined benefit plans. Assets at their fair value and the accrued benefit obligations of these plans are valued by independent actuaries as at December 31 of each year. The most recent actuarial valuation for purposes of Pension Plan funding was made as at December 31, 2002, and the next valuation, as at December 31, 2003, should be filed in the first quarter of 2005.

The following tables present information concerning employee future benefit plans:

	2004 Pension Plan	2003 Pension Plan	2004 Other plans	2003 Other plans
	(in millions of dollars)
Accrued benefit obligations
Balance at beginning of year	$8,628	$7,937	$591	$564
Current service cost	288	244	26	24
Benefit payments and refunds	(353)	(329)	(37)	(34)
Interest on obligations	568	517	39	36
Actuarial losses	1,125	98	69	1
Adjustments for plan amendments	—	161	—	—

Balance at end of year	$10,256	$8,628	$688	$591

Plan assets at fair value
Balance at beginning of year	$9,217	$8,326	$49	$46
Actual return on plan assets	1,088	1,246	2	1
Employee contributions	38	6	—	—
Contributions by the Corporation	25	1	5	7
Benefit payments and refunds	(353)	(329)	(7)	(5)
Administrative fees	(33)	(33)	—	—

Balance at end of year	$9,982	$9,217	$49	$49

Surplus (deficit) at end of year	$(274)	$589	$(639)	$(542)
Unamortized past service costs	339	391	—	—
Unamortized net loss (gain)	2,169	1,385	65	(7)
Unamortized transitional obligation (asset)	(1,369)	(1,521)	122	135

Accrued benefit asset (liability)	$865	$844	$(452)	$(414)

The Pension Plan accounting deficit as at December 31, 2004, was primarily because the actuarial valuation was based on lower interest rates and an anticipated long-term increase in the inflation rate.

Additional disclosures with respect to plan assets

As at December 31, assets of the Pension Plan at fair value consisted of:

	2004	2003
	(in percentage)
Equities	55	54
Bonds and debentures	31	34
Real estate investments	5	4
Other	9	8

	100	100

Plan assets include securities issued by the Corporation and certain related companies. These securities are grouped under the following asset classes:

	2004 Pension Plan	2003 Pension Plan	2004 Other plans	2003 Other plans
	(in millions of dollars)
Bonds and debentures	$656	$547	$32	$—
Equities	—	26	—	—
Short-term investments	1	—	11	41

	$657	$573	$43	$41

Cash payments

Cash payments made by the Corporation for employee benefit plans comprise the contributions paid to funded plans and the benefits paid to employees and pensioners. The cash payments consisted of:

	2004	2003
	(in millions of dollars)
Contributions by the Corporation
Pension Plan	$25	$1
Other plans	5	7
Benefit payments — Other plans	30	29

Cash payments	$60	$37

The Corporation and its employees resumed their contributions to the Pension Plan on December 15, 2003. Contributions were resumed gradually at the rate of 1% of pensionable earnings for employees, and 1.8% of pensionable earnings for the Corporation in fiscal 2004. Subsequently, if the funding rate in the actuarial valuation report remains less than 110%, the employee and employer contribution rates will increase respectively by 1% and 1.8% annually to reach a maximum of 5.2% of pensionable earnings in both cases.

Elements of accrued benefit cost recognized in the year

	2004	2003	2004	2003
	Pension Plan	Pension Plan	Other plans	Other plans
	(in millions of dollars)
Current service cost,(a) net of employee contributions	$227	$214	$26	$24
Administrative fees(b)	33	33	—	—
Interest on obligations	568	517	39	36
Actual return on plan assets	(1,088)	(1,246)	(2)	(1)
Actuarial losses	1,125	98	69	1
Adjustments for plan amendments	—	161	—	—

Cost (credit) before adjustments required to recognize the long-term nature of employee future benefits	865	(223)	132	60

Difference between actual and expected return on assets	364	503	—	—
Difference between actuarial losses (gains) on accrued benefit obligations and actuarial losses (gains) recognized	(1,125)	(98)	(71)	(2)
Difference between adjustments for plan amendments and amortization of past service costs	52	(121)	—	—
Amortization of transitional obligation (asset)	(152)	(152)	14	15

	(861)	132	(57)	13

Cost (credit) recognized in the year	$4	$(91)	$75	$73

(a)
For the long-term disability salary insurance plan, current service cost corresponds to the cost of new disability cases for the year.

(b)
Administrative fees chargeable to the Pension Plan are fully billed by the Corporation.

Significant actuarial assumptions

The following actuarial assumptions, used to determine the accrued benefit obligations and cost of plans, result from a weighted average.

	2004	2003	2004	2003
	Pension Plan	Pension Plan	Other plans	Other plans
	(in percentage)
Accrued benefit obligations
Rate at end of year
Discount rate	6.03	6.67	6.03	6.67
Salary escalation rate(a)	3.87	3.41	—	—
Accrued benefit cost recognized
Rate at end of prior year
Discount rate	6.67	6.58	6.67	6.58
Expected rate of return on plan assets	6.86	7.07	3.53	3.31
Salary escalation rate(a)	3.41	3.15	—	—

(a)
This rate takes salary increases into account as well as promotion opportunities while in service.

As at December 31, 2004, health-care costs were based on an annual growth rate of 8.6% in 2005. Thereafter, based on the assumption used, this rate gradually decreases until it ultimately reaches 4.3% in 2015. A 1% change in this annual growth rate would have the following impact:

	1% increase	1% decrease
Impact on current service cost and interest cost on accrued benefit obligations for the year (%)	(3)	3
Impact on accrued benefit obligation at end of year (%)	32	39

NOTE 24 — COMMITMENTS AND CONTINGENCIES

Electricity purchased

On May 12, 1969, the Corporation signed a contract with Churchill Falls (Labrador) Corporation Limited (CF(L)Co) whereby the Corporation undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. Expiring in 2016, this contract will be automatically renewed for a further 25 years under agreed-upon terms and conditions. On June 18, 1999, the Corporation and CF(L)Co also entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

As at December 31, 2004, the Corporation was committed under 95 contracts to purchase electricity from other power producers, for an installed capacity of about 3,600 MW. It expects to purchase approximately 12.5 TWh of energy annually over the initial term of these contracts, which extend through 2033. The majority of these contracts include renewal clauses.

Guarantees

In the normal course of business, Hydro-Québec grants guarantees to third parties for indemnification purposes, mainly for energy purchase transactions. It also grants guarantees as part of its international operations and in the field of electrotechnology.

Under the agreement with CF(L)Co, the Corporation could be required to provide additional funding if CF(L)Co were unable to pay its expenses and service its debt. The agreement fails to specify the maximum amount that the Corporation could be required to pay.

As at December 31, 2004, the potential maximum amount the Corporation could have to pay under letters of credit or guarantees totaled $441 million. Of this amount, $376 million relates to the purchase of energy, and a liability in the amount of $17 million has been recorded accordingly. Some guarantees expire from 2005 and 2019, while others do not have maturity dates.

In 2004, Hydro-Québec provided guarantees to the purchaser who acquired the interest in Noverco Inc. concerning all its representations in the sales agreement for a two-year period ending on June 30, 2006. It further guarantees additional tax liabilities until the expiry of a 60-day period after the date on which the tax authorities will no longer be authorized to assess tax.

Capital expenditures

The Corporation expects to invest approximately $3,700 million in fixed assets in 2005.

Agreement entered into with Aboriginal communities and regional county municipalities

Hydro-Québec has entered into various agreements related to capital projects with Aboriginal communities and regional county municipalities. The commitments under these agreements are recorded under fixed assets if they meet the definition of a liability.

Litigation

In the normal course of business, Hydro-Québec is party to claims and legal proceedings. Management is of the opinion that adequate provisions have been made for any disbursements that could result from these legal actions; it does not foresee any adverse effect of such contingent liabilities on Hydro-Québec's consolidated operating results or financial position.

NOTE 25 — SEGMENTED INFORMATION

Hydro-Québec has five operating segments, plus Corporate and Other Activities:

Generation:    Hydro-Québec Production operates and develops the Corporation's generating facilities in Québec and a number of foreign facilities. This division also sells electricity on external markets and engages in energy trading activities. It provides Hydro-Québec Distribution with up to 165 TWh of heritage pool electricity annually at a fixed price of 2.79¢/kWh. In excess of this volume, it can participate in Hydro-Québec Distribution's calls for tenders in a context of free market competition.

Transmission:    Hydro-Québec TransÉnergie develops and operates the Corporation's electric power transmission system and related telecommunication facilities in Québec. In addition, it manages and operates foreign transmission systems and carries out development projects abroad.

Distribution:    Hydro-Québec Distribution operates and develops the Corporation's distribution system and is responsible for sales and service to Québec customers. It also ensures the security of the supply of electricity to the Québec market.

Construction:    Hydro-Québec Équipement and Société d'énergie de la Baie James are involved in energy-related engineering services and construction projects in Québec.

Oil and Gas:    Hydro-Québec Pétrole et gaz carries out activities intended to tap eastern Québec's oil and gas potential. Its exploration operations include seismic surveys and drilling wells with various partners in the Gulf of St. Lawrence, the St. Lawrence estuary and the Gaspé Peninsula.

Corporate and Other Activities:    Corporate and Other Activities include corporate activities, mainly financial services, human resources, corporate affairs, the activities of the Shared Services Centre, notably procurement, computer services and corporate telecommunications, as well as the activities managed by Hydro-Québec Technologie et développement industriel, i.e., research, technical support, industrial development of Hydro-Québec technologies, and capital venturing.

The amounts presented for each segment are based on the financial information used to establish the consolidated financial statements. The accounting policies used to calculate these amounts are as described in Note 1.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for by the Act respecting the Régie de l'énergie. The Act sets a commodity rate for a maximum annual volume of heritage pool electricity of 165 TWh for the Québec market. This volume was not reached in 2004.

Information about the Distribution segment takes into account the decisions of the Régie (D-2004-47 dated February 26, 2004, and D-2004-170 dated August 16, 2004) concerning the dual-energy Rate BT, to be phased out by April 1, 2006. These decisions allow the segment to accumulate and defer the costs related to a portion of the deficit resulting from the Generation segment's supply cost of non-heritage pool electricity and the financial incentives paid to target customers for the period between January 1, 2004, and March 31, 2006. Deferred supply costs of $53 million in 2004 were eliminated in preparing the consolidated financial statements and are presented in the "Intersegment and Other" column of the table below.

The other intersegment products and services are valued at full cost.

The following tables contain information related to operations and assets by segment as well as geographical information:

SEGMENTS

	2004
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others	Total
	(in millions of dollars)
Revenue
— External customers	$1,361	$306	$9,015	$11		$—	$6	$(1)	$10,698
— Intersegment	$4,607	$2,529	$55	$1,973	(a)	$—	$891	$(10,055)	$—
Depreciation and amortization	$728	$668	$451	$5		$—	$89	$—	$1,941
Financial expenses	$1,038	$834	$345	$—		$—	$43	$1	$2,261
Income (loss) from continuing operations	$1,664	$365	$287	$3		$(11)	$(123)	$(53)	$2,132
Discontinued operations	$—	$—	$—	$—		$303	$—	$—	$303
Net income (loss)	$1,664	$365	$287	$3		$292	$(123)	$(53)	$2,435
Capital expenditures (including intangibles)
— Affecting cash	$1,822	$733	$607	$12		$—	$52	$—	$3,226
— Not affecting cash	$350	$10	$6	$—		$—	$—	$—	$366
Total assets	$26,658	$18,410	$10,284	$245		$7	$2,666	$(234)	$58,036

	2003
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others	Total
	(in millions of dollars)
Revenue
— External customers	$1,511	$321	$8,667	$11		$—	$(1)	$—	$10,509
— Intersegment	$4,563	$2,641	$44	$1,581	(a)	$—	$786	$(9,615)	$—
Depreciation and amortization	$669	$624	$437	$5		$10	$85	$—	$1,830
Financial expenses	$1,171	$978	$452	$—		$—	$55	$—	$2,656
Income (loss) from continuing operations	$1,751	$395	$(133)	$6		$(17)	$(110)	$(6)	$1,886
Discontinued operations	$—	$—	$—	$—		$52	$—	$—	$52
Net income (loss)	$1,751	$395	$(133)	$6		$35	$(110)	$(6)	$1,938
Capital expenditures (including intangibles)
— Affecting cash	$1,431	$980	$547	$4		$9	$85	$(4)	$3,052
— Not affecting cash	$57	$29	$10	$—		$—	$—	$—	$96
Total assets	$25,247	$18,479	$9,931	$244		$1,820	$2,191	$(181)	$57,731

a)
Intersegment revenue generated by the Construction segment includes an amount of $1,973 million (2003: $1,571 million) that corresponds to capital expenditures for other segments.

GEOGRAPHICAL INFORMATION

	2004		2003
	Revenue	Fixed assets and goodwill	Revenue	Fixed assets and goodwill
	(in millions of dollars)
Québec	$9,060	$49,390	$8,746	$48,828
Canada, outside Québec	127	22	151	29
United States	1,174	230	1,315	372
Chile	229	1,685	206	1,599
Other countries	108	341	91	374

	$10,698	$51,668	$10,509	$51,202

LONG-TERM DEBT BY ISSUE

The following table sets forth the non-consolidated long-term debt of Hydro-Québec outstanding as of December 31, 2004, expressed in Canadian dollars and in currency units:

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars	CUSIP Number or ISIN Code	References(2)
Payable in Canadian Dollars
JI	2005-01-28	2000-01-28	Floating	$328,014,000	448814 HD 8
IR	2005-08-15	1995-06-30	8.500	396,984,000	448814 FV 0
FT2	2006-02-06	1985-02-06	12.250	203,000,000	448814 CL 5
JA	2007-02-15	1996-10-11	7.000	745,046,000	448814 GJ 6
GO	2007-02-18	1987-02-18	9.750	9,000,000	448814 DT 7	(a)(b)
GZ	2008-06-01	1988-06-08	11.250	100,000,000	448814 DU 4
JH	2009-07-15	1999-06-30	6.000	500,000,000	448814 HA 4
HN	2010-08-16	1990-08-16	—	155,089,271	448814 DH 3
JK	2011-02-15	2000-06-12	6.500	1,300,000,000	448814 HG 1
HF	2011-09-26	1989-09-26	10.000	572,507,211	448814 DD 2
GU2	2012-07-16	1987-07-16	10.250	1,117,000,000	448814 CV 3
HG	2019-11-22	1989-11-22	10.000	100,000,000	448814 DE 0
II	2020-01-10	1993-07-27	10.250	165,973,641	448814 EF 6
HL	2020-08-15	1990-08-15	11.000	1,110,000,000	448814 DG 5
HM	2020-08-15	1990-08-15	—	340,552,199	448814 DK 6
HX	2021-10-15	1991-10-15	10.500	1,100,000,000	448814 DW 0
IC	2022-07-15	1992-07-15	9.625	1,950,000,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	229,133,988	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	825,675,000	448814 GY 3
Medium-term notes issued under Canadian MTN program
0026	2005-02-15	1999-10-27	6.500	20,000,000	44889Z CU 8
0045	2005-02-28	2002-02-25	Floating	20,000,000	44889Z DQ 6
0044	2005-04-25	2001-12-18	Floating	105,000,000	44889Z DN 3
0046	2005-04-25	2002-03-08	Floating	25,000,000	44889Z DR 4
0042	2005-05-25	2001-06-04	Floating	15,000,000	44889Z DL 7
0034	2005-08-15	2001-01-04	6.000	135,000,000	44889Z DC 7
0030	2006-02-15	2000-07-10	6.200	205,000,000	44889Z CY 0
0047	2006-11-01	2002-05-01	Floating	913,605,000	44889Z DS 2
0048	2007-03-21	2003-03-21	Floating	680,000,000	44889Z DT 0
0053	2007-06-01	2004-05-04	Floating	70,000,000	44889Z DY 9	(c)
0008	2008-02-02	1998-02-02	5.500	10,000,000	44889Z BE 5
0050	2008-03-03	2004-03-03	3.406	10,000,000	44889Z DV 5
0015	2008-06-02	1998-07-23	5.750	65,000,000	44889Z CH 7
0010	2010-02-15	1998-02-16	6.000	15,000,000	44889Z BG 0
0051	2011-03-03	2004-03-03	4.301	10,000,000	44889Z DW 3
0006	2012-02-15	1997-02-14	5.750	15,000,000	44889Z DP 8
0052	2014-03-03	2004-03-03	4.783	12,000,000	44889Z DX 1
0049	2018-08-15	2003-09-04	5.500	150,000,000	44889Z DU 7
0003	2021-08-16	1996-09-27	—	34,161,490	—	(d)
0017	2029-01-16	1999-02-02	6.500	75,000,000	44889Z CK 0
0005	2024-11-07	1996-11-07	7.500	25,000,000	44889Z DZ 6
0038	2031-08-15	2001-01-17	6.000	4,325,000	44889Z DG 8
0009	2035-01-16	1998-02-03	6.500	686,500,000	44889Z BF 2
0011	2035-01-16	1998-02-18	Various	17,117,337	44889Z BH 8	(e)
0016	2035-01-16	1998-07-27	3.529	101,243,867	44889Z CJ 3	(h)
0019	2035-02-15	1999-04-30	6.500	3,794,000,000	44889Z CM 6
0012	2035-07-16	1998-06-05	Various	43,881,140	44889Z BJ 4	(f)
0014	2035-01-16	1998-07-15	—	16,003,533	—	(g)
0020	2040-02-15	1999-05-14	6.000	270,500,000	44889Z CN 4
0032	2050-02-15	2000-08-01	6.000	50,000,000	44889Z DA 1
0033	2060-02-15	2000-11-02	Various	249,542,310	44889Z DB 9	(i)
0037	2060-02-15	2001-01-12	Various	40,195,430	44889Z DF 0	(j)
0039	2060-02-15	2001-01-19	Various	150,459,665	44889Z DH 6	(k)
0040	2060-02-15	2001-01-24	Various	18,780,234	44889Z DJ 2	(l)
Opimiscow Agreement				31,670,478
Present value of lease obligations for regional offices and service facilities for a period not exceeding 25 years ending in 2010				24,137,654
Others				336,079,368

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars	CUSIP Number or ISIN Code	References(2)
Less: Sinking Funds Investments				(620,096,853)
Debt and swaps classified by currency of issue				19,072,080,963
Obligations under swaps				4,136,148,258

Debt and swaps classified by currency of repayment				23,208,229,221

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
Payable in U.S. Dollars
IJ	2005-10-01	1993-10-01	Floating	$240,720,000	US$	200,000,000	XS0046125828
JL	2011-05-11	2001-05-11	6.300	902,700,000		750,000,000	448814 HR 7
FU	2012-02-01	1985-02-01	11.750	240,720,000		200,000,000	448814 CF 8	(a)
IF2	2013-02-01	1993-02-03	8.000	1,203,600,000		1,000,000,000	448814 ED 1
IU	2016-04-01	1996-04-01	7.500	481,440,000		400,000,000	448814 EK 5
HS	2021-02-01	1991-02-12	9.400	1,083,240,000		900,000,000	448814 DM 2
HY	2022-01-15	1992-01-30	8.400	1,203,600,000		1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	1,203,600,000		1,000,000,000	448814 EJ 8	(m)
GF	2026-03-01	1986-03-06	8.875	300,900,000		250,000,000	448814 CP 6	(a)
GH	2026-04-15	1986-04-15	8.250	300,900,000		250,000,000	448814 CS 0	(a)
GQ	2027-01-15	1987-01-15	8.250	300,900,000		250,000,000	448814 CT 8
HE	2029-06-15	1989-06-15	8.625	300,900,000		250,000,000	448814 DB 6
HH	2029-12-01	1989-01-12	8.500	601,800,000		500,000,000	448814 DC 4
HK	2030-04-15	1990-04-15	9.375	601,800,000		500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-15	9.500	601,800,000		500,000,000	448814 DL 4
Medium-term notes issued under U.S. MTN program
B-84	2005-02-28	1993-02-26	6.980	50,551,200		42,000,000	44881H DF 8
B-85	2005-02-28	1993-02-26	6.980	8,425,200		7,000,000	44881H DF 8
B-86	2005-03-01	1993-03-01	7.000	14,563,560		12,100,000	44881H DH 4
B-87	2005-03-01	1993-03-01	6.980	2,948,820		2,450,000	44881H DJ 0
B-88	2005-03-01	1993-03-01	6.970	12,036,000		10,000,000	44881H DK 7
B-89	2005-03-01	1993-03-01	6.940	12,036,000		10,000,000	44881H DL 5
B-90	2005-03-01	1993-03-01	6.870	4,814,400		4,000,000	44881H DM 3
B-91	2005-03-01	1993-03-02	6.720	3,610,800		3,000,000	44881H DG 6
B-92	2005-03-01	1993-03-03	6.770	2,407,200		2,000,000	44881H DN 1
B-93	2005-03-11	1993-03-11	6.620	3,610,800		3,000,000	44881H DP 6
B-94	2005-03-16	1993-03-16	6.720	11,434,200		9,500,000	44881H DQ 4
B-95	2005-03-23	1993-03-23	7.000	12,637,800		10,500,000	44881H DR 2
B-96	2005-03-23	1993-03-23	7.010	5,416,200		4,500,000	44881H DS 0
B-97	2005-03-23	1993-03-23	7.020	30,090,000		25,000,000	44881H DT 8
B-98	2005-04-01	1993-04-01	6.850	6,018,000		5,000,000	44881H DU 5
B-99	2005-04-01	1993-04-01	6.820	6,018,000		5,000,000	44881H DV 3
B-100	2005-04-01	1993-04-01	6.860	30,090,000		25,000,000	44881H DW 1
B-101	2005-04-05	1993-04-05	6.990	6,018,000		5,000,000	44881H DY 7
B-102	2005-04-05	1993-04-05	6.940	3,610,800		3,000,000	44881H DX 9
B-103	2005-04-07	1993-04-07	6.920	2,407,200		2,000,000	44881H DZ 4
B-104	2005-04-12	1993-04-12	7.010	6,018,000		5,000,000	44881H EA 8
B-105	2005-04-12	1993-04-12	7.000	12,036,000		10,000,000	44881H EB 6
B-106	2005-05-10	1993-04-12	7.000	3,610,800		3,000,000	44881H EC 4
B-118	2006-02-23	1994-02-23	6.520	60,180,000		50,000,000	44881H EQ 3
B-119	2006-02-23	1994-02-23	6.520	24,072,000		20,000,000	44881H EQ 3
B-120	2006-02-24	1994-02-24	6.490	30,090,000		25,000,000	44881H EM 2
B-121	2006-02-24	1994-02-24	6.490	6,018,000		5,000,000	44881H EM 2
B-122	2006-02-24	1994-02-24	6.510	1,203,600		1,000,000	44881H ER 1
B-129	2007-10-15	1997-10-15	6.750	96,288,000		80,000,000	44881H EY 6
B-123	2009-10-05	1994-10-05	9.125	30,090,000		25,000,000	44881H ES 9
B-126	2010-04-20	1995-04-20	7.580	18,054,000		15,000,000	44881H EV 2
B-30	2011-12-15	1991-12-06	8.620	48,144,000		40,000,000	44881H BD 5
B-37	2011-12-15	1991-12-11	8.540	24,072,000		20,000,000	44881H BL 7
B-7	2020-12-11	1990-12-10	9.400	12,036,000		10,000,000	44881H AF 1
B-48	2021-12-20	1991-12-19	8.680	60,180,000		50,000,000	44881H BX 1
B-49	2022-02-15	1992-02-24	9.800	60,180,000		50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	24,072,000		20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	30,090,000		25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	66,198,000		55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	60,180,000		50,000,000	44881H EW O

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
B-63	2027-04-30	1992-04-30	9.500	24,072,000		20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	60,180,000		50,000,000	44881H EZ 3
Medium-term note issued under Euro MTN program
35	2007-06-10	1997-06-10	7.010	361,080,000		300,000,000	XS0076907970
Conditional sale transaction (Turbines)				90,048,578		74,816,033

Long-term debt before swaps				11,005,557,158		9,143,866,033
Net currency swaps(4)				(285,099,475)		—
Less Sinking Fund Investments				(425,334,065)		(278,260,000)

Debt and swaps classified by currency of issue				10,295,123,618	US$	8,865,606,033

Debt and swap classified by currency of repayment				8,373,508,732	US$	6,957,052,785

Payable in Euro
D15B	2016-05-01	1986-05-01	6.000	$98,614,329		€60,529,289	WKN478032	(a)
Medium-term note issued under Euro MTN program
33	2008-03-13	1997-03-13	5.875	372,554,949		228,673,525	XS0074464974
36	2008-03-19	1998-03-19	5.375	624,747,619		383,468,910	DE0002303708

Long-term debt before swaps				1,095,916,897		672,671,724
Net currency swaps(4)				12,051,427		—

Debt and swaps classified by currency of issue				1,107,968,324		€672,671,724

Debt and swaps classified by currency of repayment				—		€—

Payable in Japanese Yen
J6	2005-08-23	1995-08-23	Floating	$58,589,999		¥5,000,000,000
Medium-term notes issued under Euro MTN program payable
11	2005-07-12	1995-07-12	4.000	15,233,399		1,300,000,000	XS0058867168
15	2005-07-27	1995-07-27	4.100	12,889,799		1,100,000,000	XS0058720656
18	2005-08-17	1995-08-17	4.300	17,576,999		1,500,000,000	XS0059257039
19	2005-08-22	1995-08-22	4.000	23,435,999		2,000,000,000	XS0059566789
21	2006-02-28	1996-02-28	4.400	117,179,999		10,000,000,000	XS0064227134
23	2006-08-15	1996-08-15	4.170	41,012,999		3,500,000,000	XS0068482735
24	2006-08-29	1996-08-29	4.020	14,061,599		1,200,000,000	XS0068995017
25	2006-09-27	1996-09-27	4.000	11,717,999		1,000,000,000	XS0069838802
26	2006-10-03	1996-10-03	3.900	35,153,999		3,000,000,000	XS0069880838
27	2006-10-06	1996-10-08	3.900	11,717,999		1,000,000,000	XS0069897055
28	2006-11-20	1996-11-19	3.700	16,405,199		1,400,000,000	XS0071059835
29	2007-02-13	1997-02-13	3.100	11,717,999		1,000,000,000	XS0073361106
30	2007-02-20	1997-02-20	3.150	11,717,999		1,000,000,000	XS0073684705
38	2009-10-20	1999-10-20	2.500	5,858,999		500,000,000	XS0102907085
32	2012-03-05	1997-03-05	4.400	11,717,999		1,000,000,000	XS0074215830
34	2017-03-17	1997-03-17	4.850	11,717,999		1,000,000,000	XS0074480319

Long-term debt before swaps				427,706,983		36,500,000,000
Net currency swaps(4)				49,345,412		—

Debt and swaps classified by currency of issue				477,052,395		¥36,500,000,000

Debt and swaps classified by currency of repayment				—		¥—

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code		References(2)
Payable in Swiss Francs
Medium-term note issued under Euro MTN program
37	2008-02-06	1998-04-24	3.600	$101,778,513	SF	96,500,000	XS0086768529

Long-term debt before swaps				101,778,513		96,500,000
Net currency swaps(4)				(6,284,255)		—

Debt and swaps classified by currency of issue				95,494,258	SF	96,500,000

Debt and swaps classified by currency of repayment				—	SF	—

Payable in Pounds Sterling
EG	2011-05-31	1981-05-20	15.000	$92,247,995		£40,000,000
HI	2015-03-08	1990-03-08	12.625	345,929,985		150,000,000	(n	)
FA	2015-09-13	1982-09-13	12.750	115,309,994		50,000,000

Long-term debt before swaps				553,487,974		240,000,000
Net currency swaps(4)				(19,500,215)		—

Debt and swaps classified by currency of issue				533,987,759		£240,000,000

Debt and swaps classified by currency of repayment				—		£—

Total Long-Term Debt				$31,581,737,953

(1)
If more than one issue date, the date of the first issue is indicated.

(2)
Not redeemable unless otherwise specified.

(3)
Translated at rates in effect at December 31, 2004.

(4)
Difference between the rate established under swaps and the rate at December 31, 2004 applied on the portion of the debt covered by swaps.

(a)
Sinking-fund debentures.

(b)
Redeemable at par in annual installments for sinking fund purposes one year after the date of issue.

(c)
Maximum rate: 4.75% (including the Spread).

(d)
Aggregate principal amount of $88 million sold at deep discount maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.

(e)
Fixed coupon amounts of $1.6 million semi-annually from January 16, 2022.

(f)
Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

(g)
Aggregate principal amount of $73.5 million sold at deep discount maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.

(h)
Interest coupons of $3 million semi-annually from January 16, 1999 to January 16, 2014. Interest coupons of $5.525 million semi-annually from July 16, 2024 to January 16, 2035.

(i)
No interest payment until February 15, 2030 exclusive. Fixed rate coupon of 45% semi-annually commencing on February 15, 2030.

(j)
No interest payment until February 15, 2041 exclusive. Interest coupons of $50 million annually from February 15, 2041 to February 15, 2045. Interest coupons of $35 million annually from February 15, 2046 to February 15, 2050. Interest coupons of $20 million annually from February 15, 2051 to February 15, 2055. Interest coupons of $10 million annually from February 15, 2056 to February 15, 2059.

(k)
No interest payment until February 15, 2040 exclusive. Fixed rate coupon of 100% semi-annually commencing on February 15, 2040.

(l)
No interest payment until February 15, 2050 exclusive. Interest coupons of $45 million annually from February 15, 2050 to February 15, 2052. Interest coupons of $40 million annually from February 15, 2053 to February 15, 2055. Interest coupons of $35 million annually from February 15, 2056 to February 15, 2058. Interest coupon of $30 million on February 15, 2059.

(m)
Redeemable at par at the option of the Holder in whole, or in part, on July 7, 2006.

(n)
Redeemable anytime at the highest of par or adjusted price as per the Fiscal Agency Agreement at the option of Hydro-Québec.

Exhibit (e)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-76074 and 333-112298 of our report dated March 16, 2005, relating to the consolidated balance sheets of Hydro-Québec as at December 31, 2004 and 2003, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the five-year period ended December 31, 2004 appearing in the Annual Report on Form 18-K of Hydro-Québec for the year ended December 31, 2004.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec	Montréal, Québec

May 20, 2005

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SIGNATURE
EXHIBIT INDEX
  EXHIBIT (d)
TABLE OF CONTENTS
FOREIGN EXCHANGE
SUMMARY
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
LONG-TERM DEBT BY ISSUE
Exhibit (e)  – INDEPENDENT AUDITORS' CONSENT